


UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



Registration Number ___________

# FORM 1-A
## REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933


SEC MAIL PROCESSING
RECEIVED
MAR 20 2003
WASH, D.C.
181
SECTION

Celestial Life Planning, Inc.
(Exact name of issuer as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

33 East Pittsburgh St., Ste 1, Greensburg PA 15601
Telephone (724) 853-2372
(Address, zip code, and telephone number of issuer's principal executive office)

Paul Elias, Esq., 33 East Pittsburgh St., Ste 8, Greensburg PA 15601
Telephone (724) 832-5777
(Name, address, zip code, and telephone number of agent for service)



5900
(Primary Standard Industrial Classification Code Number)

98-0366803
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

ITEM 1. Significant Parties

(a) the issuer's directors;
Joseph Stabile, 33 East Pittsburgh St., Ste 1, Greensburg, PA 15601
Patricia Stabile, 33 East Pittsburgh St., Ste 1, Greensburg, PA 15601
Dean Borst, 738 Wimbledon Dr., Plum Borough, PA 15239
Paul Elias, Esq., 33 East Pittsburgh St., Ste 8, Greensburg, PA 15601

(b) the issuer's officers;
Joseph Stabile, President, 33 East Pittsburgh St., Ste 1, Greensburg, PA 15601
Drew Borst, Vice President Sales, 33 East Pittsburgh St., Ste 1, Greensburg, PA 15601
Patricia Stabile, Treasurer, 33 East Pittsburgh St., Ste 1, Greensburg, PA 15601
Paul Elias, Secretary, 33 East Pittsburgh St., Ste 8, Greensburg, PA 15601

(c) the issuer's general partners;
Not Applicable

(d) owners of 5 percent or more of any class of the issuer's equity securities;





Joseph Stabile, 2240 William Penn Hwy., Pittsburgh, PA 15235
Patricia Stabile, 2240 William Penn Hwy., Pittsburgh, PA 15235
Dean Borst, 738 Wimbledon Dr., Plum Borough, PA 15239
John Parillo, Jr., 815 Hope St, Pittsburgh, PA 15220

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;
Not Applicable

(f) promoters of the issuer;
Not Applicable

(g) affiliates of the issuer;
CTC Agency, Inc., 33 East Pittsburgh St., Ste 9, Greensburg, PA 15601
Angel Arms Casket Co., 33 East Pittsburgh St., Ste 1, Greensburg, PA 15601
Celestial Financial Corp., 33 East Pittsburgh St., Ste 1, Greensburg, PA 15601
Celestial Burial Case of WV, 33 East Pittsburgh St., Ste 1, Greensburg, PA 15601

(h) counsel to the issuer with respect to the proposed offering;
Paul Elias, Esq., 33 East Pittsburgh St., Ste 8, Greensburg, PA 15601

(i) each underwriter with respect to the proposed offering;
Not Applicable

(j) the underwriter's directors;
Not Applicable

(k) the underwriter's officers;
Not Applicable

(l) the underwriter's general partners; and
Not Applicable

(m) counsel to the underwriter.
Not Applicable

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

No part of the proposed offering involves the resale of securities by affiliates of the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Not applicable, the issuer has had a net income from operations in both of the last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The securities are to be offered in all US States and Canadian Provinces directly through the company.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Not Applicable

(2) the title and amount of securities issued;

Not Applicable

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Not Applicable

(4) the names and identities of the persons to whom the securities were issued.

Not Applicable

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Not Applicable

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer nor any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

Not Applicable

(2) To stabilize the market for any of the securities to be offered;

Not Applicable

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not Applicable

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No experts that have prepared or certified any part of this statement have been employed for such purpose on a contingent basis by the issuer.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication was used prior to the filing of this notification.

Celestial Life Planning, Inc.
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock
Maximum number of securities offered: 1,500,000
Minimum number of securities offered: 500,000
Price per security: $1.21
Total proceeds: If maximum sold: $1,815,000 If minimum sold: $605,000 (See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? NO. If yes, what percent is commission of price to public? 0.0%

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[X] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

| State | State File No. | Effective Date |
|---|---|---|
| | | |
| | | |
| | | |

## TABLE OF CONTENTS



**THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.**

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 74 pages.

## THE COMPANY

1. Exact corporate name: Celestial Life Planning, Inc.

   State and date of incorporation: Pennsylvania, November 20, 2002

   Street address of principal office: 33 East Pittsburgh Street, Ste 1, Greensburg, PA 15601

   Company Telephone Number: (724) 853-2372

   Fiscal year: December 31
   (month) (day)

   Person(s) to contact at Company with respect to offering:
   Joseph Stabile, 33 East Pittsburgh St., Ste 1, Greensburg PA 15601
   Paul Elias, Esq., 33 East Pittsburgh St., Ste 8, Greensburg PA 15601

   Telephone Number (if different from above): Toll Free 1-888-825-6333

## RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

The risk factors for Celestial focus on five main areas. The first is the inability to generate sufficient cash flow, the second is the inability to attract sufficient capital, the third is national and state regulations, the fourth is losing major licensing contracts, and the fifth is merchandise supply consistency.

(1) **Cash Flow** – The traditional business model for the funeral industry dictates that companies invest large amounts of capital upfront in buildings, advertising and staff and then wait for deaths to occur to provide revenue: thus, creating a negative initial cash flow position. Prior to 2002, Celestial's sales model used the burial trust method of funding its products and was therefore subject to increased regulation and decreased cash flows. As of the third quarter of 2002, Celestial has switched a majority of its sales efforts to the insurance method of funding pre-need arrangements. This risk should decrease as Celestial's sales efforts adopt the insurance method of funding.

(2) **Capital** – In order to grow Celestial needs to attract and raise a modest amount of capital. The risk of not being able to raise this capital would impair the Company's ability to meet growth and earnings goals. In 2002 Celestial started and obtained licensing for its own insurance agency in an effort to provide increased cash flows from pre-need sales. As this agency grows, and more of our sales team becomes licensed to sell insurance, the need to raise outside capital through selling equity should decrease.

(3) **Regulations** – Celestial operates in 50 states and independent boards regulate each state. The funeral industry is also subject to the funeral rule mandated by the Federal Trade Commission. Should Celestial decide to move into the service end of the funeral industry the Company would become subject to additional state and local regulation. Additionally, as the funeral profession becomes more aware of alternative merchandise providers, they will probably lobby the legislators for increased regulation of their competition. Because of these two factors, as we grow our cost of compliance with regulations may rise. We anticipate that the increased cost will be offset by the increased business gained from the entry into the service market or expansion of our sales efforts.

(4) **Licensing** – The loss of one or more of key licensing agreements could cause a decrease in short-term business growth. Due to increased diversification with licensing agreements this risk is decreasing with every new organization that we contract with.

(5) **Suppliers** – Consolidation within the supply industry has created instability within the casket industry. As the number of suppliers decreases our supply risk could increase. In an effort to offset this risk we have formed supply relationships directly with several companies and additional relationships with traditional funeral industry distributors. Additionally, we are evaluating the possibility of opening several "traditional" industry establishments that focus on the service side of the industry to assure complete merchandise availability.

**Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.**

## BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

   (a) Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

   Celestial is an affinity-marketing Company that operates within the funeral industry. We are establishing market share and building competitive advantage by pursuing a strategy of consumer based market segmentation. We focus on creating innovative funeral marketing and distribution channels direct to the consumer in methods that provide dignity and industry leading value.

   We deliver value in products and services to segments of consumers who share a similar belief system and/or passion. Examples of our customer segments include: veterans, law enforcement officers, sports fans, fire fighters, college and university alumni, and religious organization members. Our mission is to establish a long-term sales relationship with our customers and their families. The result of this strategy is that we provide a package of funeral merchandise and services at prices the consumer is willing to pay, while maximizing shareholder value, and allowing the family to express the decedent's beliefs or passions.

   Clearly we have developed the premier affinity marketing systems for funeral merchandise in North America. We pioneered the development of affinity marketing in the funeral industry in 1997 with the start of the FOP Casket Program. Since that time we have obtained licensing agreements from organizations representing over 50 million members, which has allowed us to gain instant market recognition among consumers and the funeral industry.

We are focused on controlling the funeral consumer transaction and plan to continue using a targeted marketing system in order to provide merchandise and services. We now reach consumers through direct mail, Internet sites, retail store programs and through a network of final expense insurance agents. In general, we are selling caskets, vaults, memorials, funeral flowers and markers to consumers in packages that include most of the funeral merchandise needed to bury a loved one with an average retail price of $2,800.00. Once a consumer has chosen a Celestial Package, they only need to arrange for the professional services and cash advance items at the local funeral home.

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Celestial primarily relies on others to manufacture the products we sell or to provide the services that we offer. Because of this, our corporate focus is mainly in the areas of marketing and product distribution.

Marketing:

The affinity-marketing license program consists of a contractual relationship to provide funeral merchandise and services to the affinity group members. Celestial's marketing strategy is based on receiving group endorsements and making the information available to the target customer. Marketing programs convey the sense of endorsement and value in every picture, every promotion, and every publication. Celestial will only sign a license with a group or association that agrees to co-develop the marketing program and actively support member registration. The group or association typically receives a royalty of 3% to 8% of the casket sale payable 30 days after the product is delivered to the customer. Our target markets include veterans, law enforcement officers, fire fighters, professional sports fans and religious organization members to name a few.

Distribution:

The distribution strategy is a key component to the success of the marketing plan. Celestial uses a multi channel system to ensure it gets the right product to the right location on a timely basis. The Company offers a small product line so as to make the most efficient use of inventory and working capital. Celestial has worked with the various manufacturers to design a line of 20 caskets for the marketing packages. This limited line of merchandise allows the manufacturers to gain significant economies throughout the manufacturing structure. Raw material inventories, work in process, finished goods inventories are dramatically reduced. Space utilization throughout the plant is reduced, trucks need to run less often and warehousing demands are reduced. It also allows the Company to make efficient use of the warehousing facilities. The company is also working on patenting a system of attaching interchangeable logos and/or images, which will greatly increase the efficiency of distribution.

Celestial has aggressively pursued market partnerships with companies who have business relationships within specialized markets. These partnerships are being completed and will open up new avenues to reach the consumer. It is an opportunity to leverage off the business relationships these companies have developed.

Market Partnerships:

Trans Global Casket – Through Trans Global Casket, a distributor of Casket Shells Incorporated (CSI), we have long term guaranteed access to a complete line of caskets at preferred distributor prices. CSI was started in 1953 and operates two manufacturing facilities of approximately 250,000 square feet in Eynon, PA area. The Company, is one of the largest manufacturers of burial caskets in the world, produces a full line of metal caskets. CSI owns its shell dyes, 30% of its hardware and produces its own custom embroidery. CSI is the only casket manufacturer who is 100% EPA compliant using a state of the art water based finish system. CSI owns its own trucking subsidiary, Cambridge Trucking.

American Funeral and Cemetery Trust – is a master trust program for the death care industry dedicated to providing a comprehensive trust management service. Their turnkey system furnishes supplies (such as state of the art contracts and related forms), materials and manuals to provide assistance in understanding every phase of the funeral trust program.

Hardwood Connections – is a custom commercial cabinetry and store fixture manufacture that offers an impressive combination of state of the art technology with superior craftsmanship. The Hardwood is also a quality supplier of Flag cases and Register Books to the funeral industry through several distributors. The Hardwood is the primary supplier of hardwood flag cases, hardwood register books and hardwood bible cases to the Celestial funeral merchandise packages.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

It is projected by the National Funeral Directors Association there will be 2.6 million deaths in the United States and Canada by the year 2010. By the year 2020 the number of deaths is projected to rise to 3 million and will continue to grow for the next 70 years. According to the US Census Bureau more than 10,000 people will turn 50 years old each day for the next 17 years. Funeral service is experiencing the aging of the World War II veterans who are currently dying at over 1,849 a day, for a projected death rate of 674,000 in 2003. This accounts for over 20% of the total projected deaths in 2003.

Market Size - According to the annual survey conducted by the Federated Funeral Directors of America, in 2001 there were 2.4 million deaths in the United States. The average cost of a funeral in 2001 was $6,239.00 dollars including cremations. This values the US death care market at $14.9 billion dollars, not including memorialization (cemetery, flowers or cash advance items). The estimated number of casket sales for 2001 by the Casket & Funeral Supply Association of America was 1,824,506 or 78.26% of deaths. Metal caskets accounted for 1.2 million sales, wood caskets accounted for 332 thousand, cloth covered caskets 200 thousand and specialty caskets accounted for the remaining 100 thousand.

Market Trends - Consumers, demanding changes and new choices have created pressure on the traditional funeral provider. The five major trends in funeral service today are:

(1) Consolidation - The rate of funeral home consolidation has slowed considerably over the last four years. The traditional funeral home has lost favor with the financial community because of their emphasis on bricks and mortar as a method to increase market share. Shareholder values have plunged dramatically due to overspending for acquisitions, which has led to declining market competitiveness. The market experienced a two-year decline in death rates in 1999 and 2000, which were due to a demographic fluctuation 79 years ago. As the death rate resumes its growth rate revenues have returned, as have the investors who recognize the long-term potential of the industry.

(2) Cremation - According to the latest report issued by the Cremation Association of North America, cremation has grown to an average of 27% of all deaths through 2001. Cremation is partially driven by high prices. The cremation rate in 1980 was less than 10%, and is projected to rise to 38% by the year 2010. The cremation rate varies within geographic and cultural areas of the country. It averages up to 70% in some areas of the west coast to a low of 4% in parts of the southeast.

(3) Pre-Need - In North America there is estimated to be well over $30 billion dollars in pre-paid trusts and insurance programs, specifically for the future purchase of a funeral. This amount is growing by approximately $3.5 billion dollars a year. The trend to plan and pre-pay your own funeral is heavily promoted on radio, television and in newspapers. In light of the September 11 terrorist attacks considerably more people are considering pre planning and prepaying for their funeral. According to Forethought Financial Services, the largest provider of pre need in the world, 31 million Americans are now thinking about preplanning their funeral and 6 million American consumers intend to pre plan their funeral within the next 12 months.

(4) Emerging Market Providers - The growth of Internet marketers, retail centers, affinity group marketing, association marketing, religious group marketing and specialty cremation providers are changing the death care landscape. With these emerging market providers gaining an increasing percentage of the current and future marketplace they are leading the way in attracting new investment to the industry.

(5) Regulation - Government regulation of the funeral industry has increased significantly during the last ten years. Pricing regulations, third party merchandise acceptance legislation, pre-need legislation, cemetery legislation, occupational health and safety regulations, and increased consumerism has led the Federal Trade Commission to create through legislation an open market for funeral merchandise, for the benefit of the consumer.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

There are a number of new competitors entering the affinity-marketing field within funeral service. None of the competitors has yet achieved a growth curve equal to ours that would make them a credible threat. They are as follows;

White Light Caskets (Art Caskets) – A manufacturer of specialty caskets that has entered the consumer market by default. They have failed to excite funeral directors with their product and have turned their attention to the consumer market. They became aware of this strategy through a marketing relationship with us. We featured Art Caskets in our customer catalog for over a year, but the products did not create significant consumer demand, and we dropped the product. The unique nature of this product has created extensive publicity for White Light, but they suffer from a flawed product design and lagging consumer purchases.

Dignity Memorial (Service Corp Inc.) – This program has been modeled on a very successful European model but lacks the fundamental value proposition of our program. Dignity Memorial's advantage is having the SCI funeral homes as distribution points, but they have had limited success in licensing organizations to support the program. The program is expensive and has not yet produced the expected results.

Miscellaneous Companies have licensed local Universities and Colleges. These are primarily regional companies with some local success. They lack the infrastructure to operate on a national basis and suffer from poorly developed supply networks.

Price comparisons between our merchandise and the competition's merchandise are not possible due to the uniqueness of our licensing agreements. However, our caskets are generally priced between $500.00 and $1,000.00 below the cost of a similar non-customized casket in a traditional funeral home.

**Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.**

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

We at Celestial have developed a very specific marketing approach that is unlike any other in the funeral industry. We have focused primarily on a solid core of funeral merchandise pre-planning within the nation's largest Veteran Groups as the first phase of our market development, as will be explained below. In 2003 we plan to branch out to colleges, universities, and religious organizations as our planned giving division is finalized and receives its first group contracts.

Our marketing strategy focuses on providing quality funeral merchandise to group members through affinity ties at reasonable prices. We accomplish this objective by purchasing our merchandise directly from several manufacturers and maintaining a low cost overhead and sales structure.

Our marketing program begins at the national level with Celestial negotiating a contract with the National Organization that owns the rights to the copyrighted logo or trademarked name that we wish to use for our marketing efforts. Traditionally, we have enjoyed substantial success with national organizations due to our past record of customer service and the tremendous value that we deliver to the organization's members. Once we have completed the licensing process, we work with the organization to develop the marketing materials that will be used and finalize the product designs. Upon receiving the final approvals from the organization, we begin our marketing efforts with an advertisement in the organization's national publication for instant recognition. After we have advertised in the national publication, we begin our true marketing with the state levels of the organization while maintaining contact with the nationals and attending the national conference or meeting annually.

Below are the five main areas that we are focusing upon over the next three years:

(1) Veterans - The Veterans Administration (VA) reports there are over 26 million veterans in the United States not including the current armed services personnel. We have the ability to reach over 11 million of those veterans through our group contracts with the veteran organizations. We have obtained nationwide licenses to use the logos and trademarks of the American Veterans (AMVETS), Tuskegee Airmen, American Legion (Legion), and American Veterans Resource Network (VRNA) to name a few. In all cases we are the sole licensee authorized to use the actual group emblems on funeral merchandise.

(2) Public Servants - There are over 2 million public servants in the United States, which includes the Fraternal Order of Police, and the International Association of Fire Fighters

who are already under contract. We offer a free casket to any Police Officer or Fire Fighter who dies in the line of duty.

(3) Professional Athletics – We are currently in negotiations with several professional sports organizations that have significant public interest such as the PGA, NASCAR, National Football League and National Hockey League. This is one of the few areas where we may cross market our products to funeral homes.

(4) Labor Unions – We began exploration of the union market with the Fraternal Order of Police and are currently entering the contract phase of several major projects with labor unions. While in general the union population is not growing, it still remains a strong and viable source for affinity marketing and "group benefits" projects. According to the Bureau of the Census, 16.2% of the working population belongs to a labor union. As of 1999 over 60 million individuals belong to, or are represented by, a labor union; there are over 13 million member in the AFL-CIO. It is our goal to have a "funeral benefit" provision written into as many of these contracts as possible.

(5) Religious Markets – We have developed a unique and innovative church based marketing program. The program is designed to complement the fundraising efforts within the Church. We expect to have agreements in place with American religious organizations that include 26 million members early in the second quarter of 2003.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 12 / 31 / 2002 $ 13,927,200
(a recent date)

As of 12 / 31 / 2001 $ 9,206,400
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

Due to the nature of the funeral industry, over 90% of all of our work provides written firm orders for products to be delivered at some future date. The industry average for the time that it takes a pre-need order to turn at-need is seven to ten years. Therefore, as we are entering our sixth year of business, our true revenue cycle has not yet been completed for our first year of business. The following table indicates the dollar value of written firm orders for products that we have acquired by year. Please note that the "Fulfillment Year*" is an estimate only:

(This space is being left intentionally blank to present a complete chart on the following page)

| Year of Orders | Value of Orders | Fulfillment Year* |
|---|---|---|
| 1997 | 11,200 | 2004 |
| 1998 | 243,600 | 2005 |
| 1999 | 1,993,600 | 2006 |
| 2000 | 3,452,400 | 2007 |
| 2001 | 3,508,400 | 2008 |
| 2002 | 4,718,000 | 2009 |

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

| Class | 2002 | 2003 | Agreements | Strike |
|---|---|---|---|---|
| Clerical | 1 | 3 | No | No |
| Administrative | 1 | 2 | No | No |
| Management | 2 | 3 | No | No |
| Sales | 1 | 12 | No | No |

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

We operate our primary administrative offices at 33 East Pittsburgh St. using approximately 1,000 square feet of administrative offices and 1,500 square feet of sales office space for our CTC Agency. We have two primary distribution centers, one in Toledo, OH and one in Arlington, TX from which 95% of our deliveries are handled by air or other freight method. At the Toledo facility we store two of our four company vehicles, a 2000 12-foot ford box truck and a 1993 16 foot box truck. We maintain two additional company vehicles in Pennsylvania: a 1998 Ford Explorer and a 1993 Dodge Caravan. The financing and/or leases for these properties are as follows:

1) Greensburg, PA, 1,000 sq ft offices, 5 yr lease, expires 5/03, $6,600.00 annually
2) Greensburg, PA, 1,500 sq ft offices, month to month lease, $3,000.00 annually
3) Toledo, OH, 10,000 sq ft warehouse, month to month lease, $4,000.00 annually
4) Arlington, TX, 3,000 sq ft office/warehouse, used under distribution agreement, no minimum rental
5) Greensburg, PA, 500 sq ft warehouse, month to month Lease, $2,100.00 annually
6) 1993 box truck, owned by company
7) 2000 box truck, financed through Enterprise Bank on a five year loan, $7,380.00 annually
8) 1998 Explorer, financed through Chrysler Financial on a five year loan, $8,220.00 annually
9) 1993 Caravan, owned by company

In 2003 we plan to acquire more leased space to accommodate our sales and distribution personnel growth. Our planned leases are as follows:

1) Greensburg, PA, 1,200 sq ft office, month to month lease, $3,000.00 annually
2) Baltimore, MD, 1,200 sq ft retail/warehouse, 2 yr lease at $9.00/sq ft, $10,800.00 annually
3) Youngstown, OH, 1,200 sq ft retail/warehouse, 2 yr lease at $9.00/sq ft, $10,800.00 annually

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Celestial is more dependant on confidential information and know-how than most other companies in the funeral industry. Our sales model is based primarily upon the obtaining of licenses or endorsements and then using low cost - highly effective advertising to reach the members of the organizations that we license. As stated in the RISK FACTORS above, if we were to loose all of our licenses simultaneously, it would bring a halt to our new sales until new licenses could be established or a new sales model could be developed. Because of the uniqueness of our sales approach with the insurance industry, we are in a very advantageous position to negotiate contracts with some of the largest final expense insurance carriers in the United States. If that sales system was duplicated, we could loose our competitive advantage in the insurance sales market which may affect future written firm orders from insurance customers.

To protect the company from a negative licensing event, we are continually obtaining new licenses with organizations so that the impact of loosing a single license is diminished. Additionally, we require that all vendors, sales representatives, employees and other "close individuals" sign a Not To Compete agreement and a Confidentiality agreement to protect our interests. Our agreements prohibit our suppliers and sales representatives from contacting any of the organizations that we represent directly without our approval which may be withheld for any reason. As a further safegard in the licensing area, we have purchased our own embroidery equipment which makes us less dependant on funeral industry sources for our custimazation. This not only benefits our supply chain, it allows us to keep the groups that we serve, and the number of deliveries (embroidered panels we use) confidential from the industry.

Because of the independent nature of most insurance sales representatives, we have developed rigourous agreements that must be signed by the agents before they are allowed to utilize our sales system. These agreement focus on two main areas, a licensing agreement for the use of our system and limited use of our trademark "Celestial Burial Case" and a confidentiality agreement. As with our vendors, we require that all insurance sales representatives sign a Not To Compete agreement and a Confidentiality agreement to protect our interests. Our agreements prohibit these sales representatives from contacting any of the organizations that we represent directly without our approval, which may be withheld for any reason, and they restrict the agents from selling burial merchandise should they choose to discontinue their association with us.

While our distribution and products are copyrighted, they do not currently depend on any particular technology or patents. We are, however, in the process of developing several merchandise and financial products for which we intend to obtain patents/copyrights once they are complete. We estimate that the value of these patents will be substantial once the markets are defined and cultivated by our marketing efforts. Due to our fiscal constraints, these items are being developed slowly by our staff for release in 2003. We currently allocate no budget dollars to strict research and development.

We currently maintain the following group licenses or contracts: (Group, Term)

1) American Legion, open ended, 5 year price guarantee until 2004
2) Veterans of Foreign Wars, open ended, 5 year price guarantee until 2004
3) American Veterans, open ended, 5 year price guarantee until 2004
4) Vietnam Veterans of America, open ended, 5 year price guarantee until 2004
5) Fraternal Order of Police, renewed 2003 until 2005, 5 year price guarantee until 2004
6) International Association of Fire Fighters, open ended, 5 year price guarantee until 2004
7) US Military Emblems through VVA, open ended, 5 year price guarantee until 2004
8) Sons of the American Legion, open ended, 5 year price guarantee until 2004
9) American Legion Auxiliary, open ended, 5 year price guarantee until 2004
10) Veterans of Foreign Wars Ladies Auxiliary, open ended, 5 year price guarantee until 2004
11) Sons of the American Veterans, open ended, 5 year price guarantee until 2004
12) American Veterans Ladies Auxiliary, open ended, 5 year price guarantee until 2004
13) Vietnam Veterans of America Auxiliary, open ended, 5 year price guarantee until 2004
14) Veterans Resource Network, open ended, 5 year price guarantee until 2004
15) US Submarine Veterans, open ended, price guarantee until 2004
16) Tuskegee Airmen, open ended, 5 year price guarantee until 2004
17) Church of Christ, Discples of Christ, open ended, price guarantee until 2004

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Government regulation of the funeral industry has increased significantly during the last ten years and has affected us in the process. Pricing regulations, third party merchandise, pre-need legislation, cemetery legislation, occupational health and safety regulations, and increased consumerism has led the Federal Trade Commission to create, an open market for funeral merchandise, for the benefit of the consumer. Additionally, each state regulates the pre-need sale of funeral merchandise through its own statutes. In several states it is even illegal to sell a casket unless the sale is made by a licensed funeral director. While many of these protectionist statutes have been struck down by the Federal Courts, their existence remains a threat to our direct to the consumer market strategy.

To date, the individual states' regulations have not impacted our pre-need sales through out North America. We have devoted a significant amount of resources towards compliance and research of the regulations to remain in compliance over the past five years and foresee doing so over the years to come. It is our intention to maintain compliance with the applicable state laws, as they pertain to us, in all of the states that we accept pre-needs regardless of whether a trust or insurance funding vehicle is used. In some cases, we may have to create a licensed establishment to comply with particular states' regulations.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Angel Arms Casket Company – A wholly owned full service casket and funeral merchandise distribution Company for all Celestial products. Angel Arms is the distributor that has obtained "Known Shipper" status with most of the major airlines that allows us to ship our caskets across the country. Angel Arms' financial information is consolidated in the attached financial statements.

Celestial Burial Case, Inc. – A wholly owned affinity marketing Company for the Veterans and other group programs. Celestial Burial Case is also the registered trademark that we use for most of our consumer direct marketing. Celestial Burial Case's financial information is consolidated in the attached financial statements.

CTC Agency, Inc. – A wholly owned full service life insurance and preneed agency. CTC acts as our primary sales agency. CTC's financial information is consolidated in the attached financial statements.

Celestial Financial Corporation – A wholly owned corporation designed to account for the financing, trust services, insurance funding, budgeting and transaction processing that accompanies our pre-need transactions. The Financial Corp.'s financial information is consolidated in the attached financial statements.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

We began our existence as Keystone Family Services, Inc., which was organized in December 1996 as a C-corporation under the laws of Pennsylvania, and commenced business operations in January of 1997. Shortly after it was started the business ran into financial difficulty and it was apparent management lacked the sound business experience necessary for the company to perform well in today's marketplace. For that reason, Joseph Stabile purchased a majority of the corporate stock in October 1997, closed the current business and reopened it under the name Celestial Burial Case in January 1998. The company was then reorganized to Celestial Burial Case, Inc. in April 1998 and Patricia

Stabile purchased a minority share in August 1998. The company was financed as Celestial Burial Case, Inc. by Patricia and Joseph Stabile until 2002 when our need for growth capital exceeded the Stabile's personal assets. In 2002 Celestial Life Planning, Inc. was organized under the Laws of Ontario, Canada and stock was sold to shareholders at $0.45 per share as part of a private offering under the Laws of Ontario. In November 2003 we determined that the original financing arrangement in Canada was not in the best interest of the Shareholders or the corporation and moved the corporation to Pennsylvania. No additional shares have been sold since the move from Canada to the United States.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

We have been profitable in five of the past six years, including our prior twelve months, therefore this section is not applicable.

| | Event or Milestone | Expected manner of occurrence or method of achievement | Date or number of months after receipt of proceeds when should be accomplished |
|---|---|---|---|
| (1) | Not Applicable | Not Applicable | Not Applicable |
| | ------------------------ | --------------------------------------------- | ------------------------------------------ |
| | ------------------------ | --------------------------------------------- | ------------------------------------------ |
| | ------------------------ | --------------------------------------------- | ------------------------------------------ |

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

We have been profitable in five of the past six years, including our prior twelve months, therefore this section is not applicable.

**Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.**

## OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Total $ 131,963.00 $0.0214 per share

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Offering Price Per Share
Net After-Tax Earnings Last Year Per Share = 56.54
(price/earnings multiple)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

$ 547,578 $ 0.0888 per share

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Our price per share is substantially more than our offering price due to the future orders (pre-need and pre-registrations of funeral merchandise commitments) that we have acquired over the first five years of business that we have not been permitted to reflect on our balance sheet according to our primary lending institutions and their interpretation of GAAP financial reporting regulations. If Celestial were permitted to reflect the effect of our pre-need funeral merchandise commitments, assuming our current 12% net profit on sales final margin, our net tangible book value amounts would be as noted below:

$ 16,490,970 $ 2.6136 per share

If we then took the net present value of the future profits to be realized over the next fifteen years at 9.75% rate we would obtain the following values which approximate the asking price.

$ 7,436,750 $ 1.2064 per share

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

We have not sold any securities during the last twelve months.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 18.26 %
If the minimum is sold: 06.93 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $ 9,941,545 *
If the minimum is sold: $ 8,731,545 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as

payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: 1,000,000 warrants. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $ 950,000.00.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

**Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.**

## USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

| | | If Minimum Sold Amount | If Maximum Sold Amount |
|---|---|---|---|
| **Total Proceeds** | | $ 605,000<br>100% | $ 1,815,000<br>100% |
| **Less: Offering Expenses** | | | |
| Commissions & Finders Fees | | 0 | 0 |
| Legal & Accounting | | 6,800 | 6,800 |
| Copying, Printing & Advertising | | 4,300 | 8,500 |
| Other (Specify): | | | |
| Travel – Broker Awareness | | 8,000 | 35,000 |
| Entertainment – Broker Awareness | | 18,000 | 48,000 |
| **Net Proceeds from Offering:** | | $ 567,900 | $ 1,716,700 |
| Use of Net Proceeds: | | | |
| Retire current company debt | 1 | 385,000 | 385,000 |
| Working Capital | 2 | 15,000 | 120,000 |
| Inventory | 3 | 35,000 | 210,000 |
| New Group Procurement | 4 | 60,000 | 180,000 |
| New Sales Program Development | 5 | 75,000 | 600,000 |
| Distribution Center Development | 6 | 10,000 | 145,000 |
| Funeral Home Development | 7 | 25,000 | 76,700 |
| **Total Use of Net Proceeds:** | | 567,900<br>100% | 1,716,700<br>100% |

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

We plan on using the proceeds from the capital raised in the following order: 1) Retire Company Debt, 2) Working Capital, 3) Inventory, 4) New Group Procurement, 5) New Sales Program Development, 6) Distribution Center Development, and 7) Funeral Home Development.

**Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.**

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

We are not depending on material amounts of funds from sources other than this offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

The significant notes are summarized as follows: 1) 60 month installment loan payable to Enterprise Bank in the amount of $300,000.00 dated July 1999. Payable in monthly installments of $6,354.27 including interest at 9.00% per annum. 2) 60 month installment loan payable to the URA of Pittsburgh in the amount of $150,000.00 dated July 1999. Payable in monthly installments of $2,833.26 including interest at 5.25% per annum. 3) 60 month installment loan payable to Enterprise Bank in the amount of $30,000.00 dated October 1998. Payable in monthly installments of $650.87 including interest at 9.50% per annum. 4) Celestial has a revolving credit loan with Enterprise Bank which allows for borrowings up to $105,000 at an interest rate of prime plus 1.5%. The interest is payable monthly and automatically withdrawn from the Company's account.

The Stabile's have personally guaranteed the Company's indebtedness for the following amounts: Line of Credit $105,000; Enterprise Term Loan $300,000; URA Term Loan $150,000; Vehicle Loans: Original Principle $65,000. Additionally, Joseph Stabile and Patricia Stabile have guaranteed all of the company's debt by granting a mortgage on their personal residence and other personal assets and real estate holdings up to the full amount of the company's outstanding indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

We intend to use a portion of the net proceeds from this financing to acquire and operate a licensed funeral home facility. While one of our many company strengths has been not having to use significant amount of capital for the bricks and mortar commonly associated with the funeral industry, we believe that the industry specific advantages of owning a few strategically placed funeral homes outweighs the cost of the capital. Among the many advantages of being part of the larger industry, the primary advantage is access to an increased number of suppliers and industry resources that are not currently accessible to us. We have developed two individual scenarios for the development of several alternative funeral homes that range in cost from $75,000 to $200,000 and vary significantly based upon our ownership or leasing of the space required for the facility. This cost includes the build-out, equipment, basic advertising and start-up working capital required for the facilities as noted above.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

None of the proceeds are to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced. However, by satisfying the current company loans, the personal assets pledged as collateral by the Stabiles will become unencumbered.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

We are currently coming out of a twelve-month period in which we have experienced significant cash flow and liquidity issues. Through out this period we worked on, and got approved, a refinancing of our primary corporate debt that should result in paying off Enterprise bank and The URA of Pittsburgh. In December 2002 Enterprise Bank called our notes, although all of the payments were current through December 31, 2002 and remained current in January 2003. We intend to keep the payments to Enterprise current until the time they are satisfied. At no time during the refinance process did we miss a payment on any of our obligations with Enterprise.

During the past twelve-months our trade payables have been paid at an average of 63 days, or 33 days past terms. As of February 2003 our trade payable ageing has decreased to 42 days, or 12 days past terms. We anticipate having our trade payables within the standard 30-day terms by the end of April 2003 using the cash flow that is generated from sales commissions and deliveries.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

We anticipate that the proceeds from this offering will satisfy our cash requirements for the next 12 months, and therefore it will not be necessary to raise additional funds.

## CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

| | | Amount Outstanding | |
|---|---|---|---|
| | As of: | As Adjusted | |
| | 12 / 31/ 2002 | Minimum | Maximum |
| Debt: | | | |
| Short-term debt (average interest rate 9.5%) | $ 207,273 | $ 40,958 | $ 40,958 |
| Long-term debt (average interest rate 11.0%)* | $ 588,726 | $ 151,777 | $ 151,777 |
| Total debt | $ 795,998 | $ 192,735 | $ 192,735 |
| Stockholders equity (deficit): | | | |
| Preferred stock — par or stated value (by class of preferred in order of preferences) | | | |
| **There is no preferred stock** | $ - | $ - | $ - |
| Common stock **no** par or stated value | $ - | $ - | $ - |
| Additional paid in capital | $ 345,096 | $ 950,096 | $ 2,160,096 |
| Retained earnings (deficit) | $ 207,172 | $ 207,172 | $ 207,172 |
| Total stockholders equity (deficit) | $ 552,267 | $ 1,157,267 | $ 2,367,267 |
| Total Capitalization | $ 1,348,266 | $ 1,350,003 | $ 2,560,003 |

Number of common shares authorized: 10,000,000 shares. Par or stated value per share, if any: $ 0.00.

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 1,100,000 shares.

## DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________________
[ ] Other: ______________________________________________________

15. These securities have:

| Yes | No |
|---|---|
| [ ] | [X] Cumulative voting rights |
| [ ] | [X] Other special voting rights |
| [ ] | [X] Preemptive rights to purchase in new issues of shares |
| [ ] | [X] Preference as to dividends or interest |

[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): ____________________

Explain:

The securities we are issuing are common shares of Celestial Life Planning, Inc. stock with no special or other rights.

16. Are the securities convertible? [ ] Yes [X] No

If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

These securities are not convertible.

17. (a) If securities are notes or other types of debt securities:

These securities are not notes or other types of debt securities.

(1) What is the interest rate? ________%
If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date? ____/____/____
If serial maturity dates, describe: ____________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ____________________

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ____________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No
Describe: ____________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis?
$____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

| | Last Fiscal Year | | |
|---|---|---|---|
| | | Pro Forma | |
| | Actual | Minimum | Maximum |
| "Earnings" / "Fixed Charges" = | ________ | ________ | ________ |
| If no earnings show "Fixed Charges" only | ________ | ________ | ________ |

**Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.**

18. If securities are Preference or Preferred stock:

These securities are not Preference or Preferred Stock.

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

**Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.**

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

We currently have no restrictions of any kind on dividends under loan or other financing arrangements or otherwise.

20. Current amount of assets available for payment of dividends if deficit must be first made up, (show deficit in parenthesis): $ 0.00.

We currently plan to reinvest the profits of the company into the infrastructure of the company for the next few years and therefore not pay dividends during that period.

## PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

| | | | |
|---|---|---|---|
| Name: | ____________ | Name: | ____________ |
| Address: | ____________ | Address: | ____________ |
| | ____________ | | ____________ |
| | ____________ | | ____________ |
| Telephone: | (____) _____-_______ | Telephone: | (____) _____-_______ |

These shares are being made available through the Company, not a selling agent.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

These shares are being made available through the Company, not a selling agent.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.

These shares are being made available through the Company, not a selling agent.

**Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.**

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

| | | | |
|---|---|---|---|
| Name: | Joe Stabile | Name: | Paul Elias, Esq. |
| Address: | 33 East Pittsburgh St, Ste 1 | Address: | 33 East Pittsburgh St, Ste 8 |
| | Greensburg, PA 15601 | | Greensburg, PA 15601 |
| Telephone: | (724) 853-2372 | Telephone: | (724) 832-5777 |

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

This offering is not limited.

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

| Name: | ______________________ | Name: | ______________________ |
|---|---|---|---|
| Address: | ______________________ | Address: | ______________________ |
| | ______________________ | | ______________________ |
| | ______________________ | | ______________________ |
| Telephone: | (____) _____-_________ | Telephone: | (____) _____-_________ |

Proceeds are not being escrowed until any minimum is raised.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

Proceeds are not being escrowed until any minimum is raised.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

The current shares are limited and endorsed as follows:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES ACT OF ANY STATE IN THE UNITED STATES OF AMERICA AND MAY NOT BE DIRECTLY OR INDIRECTLY OFFERED, SOLD, GIFTED, PLEDGED, HYPOTHECATED, TRANSFERRED, ASSIGNED OR OTHERWISE DEALT WITH OR DISPOSED OF EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT"

We cannot make any guarantees as to the liquidity of the stock, however it is our intention to have the share trading through the over the counter market via the Pink Sheets by April, 2003.

**Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.**

## DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

We have not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

## OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President & CEO

Name: Joseph Stabile Age: 35

Office Street Address:
33 E. Pittsburgh St., Ste 1
Greensburg, PA 15601

Telephone No.:
(724) 853-2372

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Celestial Burial Case, Inc. – Developed and implemented the current affinity marketing programs and corporate structure.

Education (degrees, schools, and dates):
Washington & Jefferson College, BA Accounting/English
Duquesne University School of Law

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:
Mr. Stabile devotes all of his working time to CLP company activity.

30. Chief Operating Officer: Title:

Name: Position Vacant Age: ___

Office Street Address: Telephone No.:
33 E. Pittsburgh St., Ste 1 (724) 853-2372
Greensburg, PA 15601

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: CFO

Name: Patricia Stabile Age: 42

Office Street Address: Telephone No.:
33 E. Pittsburgh St., Ste 1 (724) 853-2372
Greensburg, PA 15601

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Celestial Burial Case, Inc. – Managed the day to day cash and financing of the Celestial group of companies.

Education (degrees, schools, and dates):
Robert Morris University, BS/BA Marketing/Accounting

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:
Mrs. Stabile devotes all of her working time to CLP company activity.

31. Other Key Personnel:

(A) Name: Drew Borst Age: 35

Title: VP Marketing

Office Street Address: Telephone No.:

33 E. Pittsburgh St., Ste 1    (724) 853-2372
Greensburg, PA 15601

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
D Borst, Inc. – Custom home builder and developer.

Celestial Life Planning, Inc. – Developed and managed the day to day marketing and sales functions associated with individual customer sales and advertising.

Education (degrees, schools, and dates):
West Virginia University, Engineering

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:
Mr. Borst devotes all of his working time to CLP company activity.

(B) Name: Paul Elias    Age: 49

Title: Corporate Council

Office Street Address:    Telephone No.:
33 E. Pittsburgh St., Ste 8    (724) 832-5777
Greensburg, PA 15601

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Paul Elias, Esq. – Private law practice.

Education (degrees, schools, and dates):
St John's University, BA
Gonzaga School of Law, JD

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:
Mr. Elias devotes 15-20 hours per week to CLP company activity.

(C) Name: Ray McCoy    Age: 52

Title: Corporate Distribution

Office Street Address:    Telephone No.:
2905 Galleria Dr., Ste 101    (817) 608-0204
Arlington, TX 76011

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
Mr. McCoy brings many years as an executive in the death care industry, along with his 32 years of business management and legal experience. He has worked for SCI, The Loewen

Group, Carriage Services, independent funeral homes and cemeteries as a sales manager and regional manager, training and managing hundreds of counselors. A multi-million dollar personal producer in the industry, he understands the casket sales, and above all, the value of helping families.

Education (degrees, schools, and dates):
Arlington State University, BS
St Mary's School of Law, JD

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time:
Mr. McCoy devotes 10-15 hours per week to CLP company activity.

## DIRECTORS OF THE COMPANY

33. Number of Directors: 4 . If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Directors are elected annually by a vote of the shareholders.

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: Dean Borst Age: 66

Title: Director

Office Street Address:
33 E. Pittsburgh St., Ste 1
Greensburg, PA 15601

Telephone No.:
(724) 853-2372

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.
D Borst, Inc. – Custom Home Builders and Developer.

Education (degrees, schools, and dates):
West Virginia University, Engineering

Indicate amount of time to be spent on Company matters if less than full time:
Mr. Borst devotes 20-30 hours per month to CLP company activity.

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No Explain:

Mr. Ray McCoy has had funeral industry experience with SCI, Loewen Group, Blue Bonnet and Crest Caskets.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

A sufficient number of years have passed since Mr. McCoy's relevant employment.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

We have conducted operations continuously since December 1996.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Mr. McCoy and Mr. Elias are both retained by us due to their professional and business experience that they lend to our company. We currently have valid non-compete agreements with both men and it is the intention of both men to advance into full time positions with us once cash flow and work demands are sufficient.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

We maintain two insurance policies on Mr. Stabile through Pacific Life Insurance Company, each in the amount of one million dollars, and a third policy through Cincinnati Insurance Company in the amount of five hundred thousand dollars. Regarding the Pacific Life policies, both policies are payable to the company. The Cincinnati policy is payable to the company, but assigned for the benefit of the bank loans that financed the company.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

This paragraph is non-applicable to our company or any of its officers or key personnel.

**Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.**

## PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

| | | Class of Shares | Average Price Per Share | No of Shares Now Held | % of Total | No. of Shares After Offering if All Securities Sold | % of Total |
|---|---|---|---|---|---|---|---|
| 1) | Name: | | | | | | |
| | Dean and Nancy Borst | Common | 0.45 | 853,333 | 12.71 | 853,333 | 10.39 |
| | Office Address: | Common | 0.95 | 436,667 | 6.35 | 436,667 | 5.19 |
| | 738 Wimbledon Drive | | | | | | |
| | Plum Boro, PA 15239 | | | | | | |
| | Telephone No.: | | | | | | |
| | (412) 793-6327 | | | | | | |
| | Principal Occupation: | | | | | | |
| | Custom Home Builder | | | | | | |
| 2) | Name: | | | | | | |
| | Joseph Stabile | Common | n/a | 1,889,562 | 28.13 | 1,889,562 | 23.0 |
| | Office Address: | | | | | | |
| | 33 E. Pitrsburgh Street | | | | | | |
| | Greensburg, PA 15601 | | | | | | |
| | Telephone No.: | | | | | | |
| | (724) 853-2372 | | | | | | |
| | Principal Occupation: | | | | | | |
| | Celestial Life Planning, Inc. | | | | | | |
| 3) | Name: | | | | | | |
| | Patricia Stabile | Common | n/a | 1,889,561 | 28.13 | 1,889,561 | 23.0 |
| | Office Address: | | | | | | |
| | 33 E. Pitrsburgh Street | | | | | | |
| | Greensburg, PA 15601 | | | | | | |
| | Telephone No.: | | | | | | |
| | (724) 853-2372 | | | | | | |
| | Principal Occupation: | | | | | | |
| | Celestial Life Planning, Inc. | | | | | | |
| 4) | Name: | | | | | | |
| | John Parillo, Jr. | Common | n/a | 1,045,021 | 15.56 | 1,889,561 | 12.72 |
| | Office Address: | | | | | | |
| | 815 Hope St | | | | | | |
| | Pittsburgh, PA 15221 | | | | | | |
| | Telephone No.: | | | | | | |
| | (412) 429-8248 | | | | | | |
| | Principal Occupation: | | | | | | |
| | Other | | | | | | |

38. Number of shares beneficially owned by Officers and Directors as a group:

Before offering: 5,294,810 shares (78.84 % of total outstanding)

After offering:

a) Assuming minimum securities sold: 5,294,810 shares (73.37 % of total outstanding)

b) Assuming maximum securities sold: 5,294,810 shares (64.44 % of total outstanding)

(Assume all options exercised and all convertible securities converted.)

## MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Joseph Stabile is Married to Patricia Stabile.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

All of the transactions made between the company and our Officers, Directors, key personnel or 10% stockholders, or any of their relatives have been the individual loaning money to our company. The company has not made any loans to individuals.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

The Stabiles have personally guaranteed the Company's indebtedness for the following amounts: Line of Credit $105,000; Enterprise Term Loan $300,000; URA Term Loan $150,000; Vehicle Loans: Original Principle $65,000. Joseph Stabile has personally guaranteed all of the Company's building and equipment leases.

Additionally, Joseph Stabile and Patricia Stabile have guaranteed all of the company's debt by granting a mortgage on their personal residence and other personal assets up to the full amount of the company's outstanding indebtedness.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

(This space is being left intentionally blank to present a complete chart on the following page)

| | | Cash | | Other |
|---|---|---|---|---|
| Chief Executive Officer | $ | 52,800.00 | $ | - |
| Chief Operating Officer | | | | |
| Chief Accounting Officer | | - | | - |
| Key Personnel: | | | | |
| VP Marketing | | 630.00 | | 8,000.00 |
| | | | | |
| | | | | |
| Others: | | | | |
| | | | | |
| | | | | |
| | | | | |
| Total: | $ | 53,430.00 | $ | 8,000.00 |
| Directors as a group (number of persons) | $ | - | $ | - |

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

We are expecting significant growth of our organization in 2003 and 2004 and as such we expect our management positions to increase and accordingly our payroll to increase. We also intend to create a stock based incentive program for our management and directors. The anticipated annualized payrolls of our executives for 2003 are as follows:

| | | Cash | | Other |
|---|---|---|---|---|
| Chief Executive Officer | $ | 60,000.00 | $ | 20,000.00 |
| Chief Operating Officer | | 35,000.00 | | 5,000.00 |
| Chief Accounting Officer | | 45,000.00 | | 10,000.00 |
| Key Personnel: | | | | |
| VP Marketing | | 60,000.00 | | 15,000.00 |
| | | | | |
| | | | | |
| Others: | | | | |
| | | | | |
| | | | | |
| Total: | $ | 200,000.00 | $ | 50,000.00 |
| Directors as a group (number of persons) | $ | - | $ | 20,000.00 |

(c) If any employment agreements exist or are contemplated, describe:

We currently have employment agreements with our CEO and VP of Marketing which require confidentiality, a not to compete provision and a stated salary. We have not yet finalized any type of incentive plan regarding the stock incentives.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares ( _____ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

NONE

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 551,938 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

NONE

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

We currently have employment agreements with our CEO and VP of Marketing which require confidentiality, a not to compete provision and a stated salary. We have not yet finalized any type of incentive plan regarding the stock incentives.

**Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.**

## LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

There are four (4) instances of past and pending litigation that may have a material effect upon the companies business and financial condition. The details of these four (4) actions are as follows:

(1) Anthony Manuel vs. Celestial Burial Case , Inc., etal.
Case No. GD-01-000824

The nature of this matter was an alleged breach of an employment contract and allegations of age discrimination. Plaintiff was requesting damages of Four hundred and fifty thousand

($450,000.00) Dollars. This matter went to a judicial conference where a settlement was reached in which Celestial was to pay to Mr. Manuel a total of Sixteen thousand ($16,000.00) dollars with Three thousand five hundred ($3,500.00) dollars down and the balance in monthly payments thereafter. The total debt is secured by a Twenty thousand ($20,000.00) dollar judgment note taken personally against Joseph Stabile and not the company. Payments are currently being made.

(2) Enterprise Bank vs. Celestial Burial Case, Inc.
Case No. GD02-024681

Enterprise Bank called all loans due and filed for default judgment. The amount due on loans is currently, One hundred and nine thousand one hundred and ninety-seven dollars and thirty cents ($109,197.30, One hundred and fifty-three thousand seven hundred and six dollars and seven cents ($153,706.07, and Seventeen thousand seven hundred and twenty five dollars and thirty-seven cents ($17,725.37). The company paid $139,000.00 towards these notes in January and has received commitment letters for the balance of the payoffs. The funding of these lending commitments is expected to place during mid March of 2003.

(3) State of West Virginia vs. Allen Mafaffey, Doing Business as United Life Benefits; United National Life Insurance Company of America, an Illinois Corporation; and Celestial Burial Case, Inc., a Pennsylvania Corporation
Case No. 01-C-2975

This is an action that resulted in a consent order that provided a beneficial end result for Celestial in the fact that we are now licensed as a pre-need provider in the State of West Virginia and have a certificate of authority under their laws.

However, this case gave rise to most of the difficulties Celestial has experienced with GTL and UNL, two former insurance partners as is described below.

(4) Concierge Management Services, L.L.C., d/b/a Vantage America vs. Celestial Burial Case
Case No. 02 L 011847

As stated above, due to the West Virginia case, Celestial Burial Case is due an outstanding amount of Twenty eight thousand three hundred and twenty four ($28,324.00) dollars in legal fees that was to be reimbursed by GTL the parent company of UNL and Nine thousand ($9,000.00) dollars in costs that were to be reimbursed by GTL. Additionally, Celestial is due a significant amount of money for policy fees that UNL and GTL collected and did not forward to Celestial. Finally, Celestial is due commissions and future earnings from the policies that were sold by UNL using the Celestial System of Insurance Marketing.

The probable outcome of this action will be that Celestial receives a balance from GTL representing interest and lawyer fees not in excess of forty thousand ($40,000.00) dollars.

## FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Our corporation is not an S corporation under the Internal Revenue Code of 1986, and it is not anticipated that any significant tax benefits will be available to investors in this offering.

**Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.**

## MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

All of the relevant factors have been included above which provide the necessary information to make this circular complete.

## FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

This space is intentionally left blank, the financial statements follow on the next page.

# Celestial Life Planning, Inc.

Combined Statement of Financial Position

December 31, 2002

| | 12/31/2002 |
|---|---|
| Assets | |
| Current Assets | |
| Cash and equivalents | $ 9,433 |
| Accounts receivable | 1,148,794 |
| Inventory | 146,217 |
| Other current assets | - |
| Total current assets | 1,304,444 |
| | |
| Fixed Assets | |
| At cost | 134,115 |
| Accumulated depreciation | (87,299) |
| Net fixed assets | 46,816 |
| | |
| Other Assets | 5,110 |
| | |
| Total Assets | $ 1,356,370 |
| | |
| Liabilities | |
| Current Liabilities | $ 207,273 |
| | |
| Other Liabilities and Long Term Debt | 588,726 |
| | |
| Total Liabilities | 795,998 |
| | |
| Stockholders' Equity | |
| Capital Stock | 345,539 |
| Retained Earnings | 214,833 |
| | |
| Total Stockholders' Equity | 560,372 |
| | |
| Total Liabilities and Stockholders' Equity | $ 1,356,370 |

# Celestial Life Planning, Inc.

Combined Statement of Revenue and Expenses

Year Ended 12/31/02

| | 12/31/2002 |
|---|---|
| Revenue | |
| Merchandise sales | $ 924,941 |
| Other | 29,848 |
| Total revenue | 954,789 |
| Cost of Goods Sold | 422,172 |
| Gross Profit | 532,617 |
| Selling Expenses | 64,572 |
| Controllable Expenses | 89,142 |
| Fixed (Non-controllable Expenses) | 241,806 |
| Income (Loss) before income taxes | $ 137,097 |
| Provision for (benefit from) income taxes | - |
| Net Income | $ 137,097 |
| Retained earnings - December 31, 2001 | 77,736 |
| Retained earnings - December 31, 1999 | $ 214,833 |

# Celestial Life Planning, Inc.

Combined Statement of Cash Flows
Year Ended 12/31/02

| | | |
|---|---|---|
| **Operating Activities** | | |
| Excess of Revenue over Expense | $ 137,097 | |
| Depreciation | 24,960 | |
| (Increase) Decrease in Accounts Receivable | 85,700 | |
| (Increase) Decrease in Inventory | (24,960) | |
| (Increase) Decrease in Other Current Assets | - | |
| Increase (Decrease) in Current Liabilities | (5,500) | |
| Net cash provided (used) by operating activities | | $ 217,297 |
| **Investing Activities** | | |
| (Purchase) Sale of Fixed Assets | $ - | |
| (Increase) Decrease in Other Assets | - | |
| Net cash provided (used) by investing activities | | - |
| **Financing Activities** | | |
| Increase (Decrease) Other Liabilities & Long Term Debt | $ (571,090) | |
| Sale of Stock | 345,096 | |
| Net cash provided (used) by financing activities | | (225,994) |
| **(Increase) Decrease in cash and equivalents** | | $ (8,696) |
| **Cash and equivalents at beginning of period** | | 18,129 |
| **Cash and equivalents at end of period** | | $ 9,433 |

## Notes to Financial Statements For the Year Ended December 31, 2002

### Note 1 - *Summary of Significant Accounting Policies*

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the combined financial statements. These policies are in conformity with generally accepted accounting principles and they have been applied consistently in all material respects. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Company Operations*

Celestial Life Planning, Inc. operates as a funeral merchandise retailer to large affinity basis groups and their members. Celestial is the only corporation in the United States to have developed affinity based group relationships for the sales and marketing of funeral merchandise.

The mainstay of Celestial's product lines involves the licensed use of the various organizations' logos embroidered into the back panel of two casket models. Currently, Celestial maintains licenses for use in caskets from 27 different organizations.

Celestial sells it products on both a pre-need and at-need basis in all 50 states and Canada under the brand name Celestial Burial Case.

*Company Background and Ownership*

Celestial has undergone numerous changes during 2002 to become ready to enter the public markets. Among these changes was the development of Celestial Life Planning which has become a holding company and consolidated parent for the various subsidiary companies: Celestial Burial Case, CTC Agency Inc., Angel Arms Casket Company, and Celestial Financial Corporation.

Originally, Celestial Burial Case was started on October 21, 1997 after Joseph Stabile, President and CEO purchased the assets of Keystone Family Services, Inc.. As of 12/31/02 Celestial has 6,164,215 shares outstanding to sixteen individual owners.

Angel Arms Casket Company, Inc. (Angel Arms) was created in April, 1998 to act as a casket distributor and supply Celestial with its inventory. While Angel Arms could act as a traditional casket distributor, the management has elected to operate with Celestial as its sole account. Angel Arms is now fully owned by CLP.

*Basis of combination*

The combined financial statements include the accounts of Celestial Life Planning, Inc. and its related companies.

*Fiscal Year*

The Company, and all of its subsidiaries, operates on a calendar year basis for both financial and tax reporting.

*Impairment of Long-Lived Assets*

In March, 1995, the Financial Accounting Standards Board issued Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

The Company adopted Statement 121 in 1996 and the effect of adoption did not have an impact on the financial statements.

*Cash and equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

Cash payments for interest were $42,498 for 2002 and $40,864 for 2001.

*Inventory*

Inventory is stated at cost assuming the first-in, first-out method.

*Property, plant and equipment*

Depreciation is provided for financial reporting purposes principally on the straight-line method over the following estimated useful lives: furniture and equipment, five to seven years; computer equipment, five years; leased equipment, three to five years; and vehicles, five years. Straight-line depreciation is used for income tax purposes.

In the event of retirement or other disposition of property, plant and equipment, the cost of the assets and the related accumulated depreciation and amortization amounts are removed from the accounts, and any resulting gains or losses are reflected in earnings.

*Recognition of Revenues*

Merchandise sales revenue is recorded as revenue during the period in which product is delivered regardless of the invoice date.

In December 2001 Celestial reached an agreement to provide its customer contacts as leads to insurance agents at a sales price of 18.00 per lead. As of December 2002 Celestial has a contact database which totals in excess of 100,000 individuals. Celestial currently gains an average of 17,000 new customer contacts per quarter through it advertising and personal contacts at conventions.

*Allowance for Doubtful Accounts*

Because of past experience and Celestial's ability to use the Licensing Groups' resources for debt collection, management believes that no allowance for doubtful accounts was required at December 31, 2002.

*Income Taxes*

During the 1998 reporting year the company adopted Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes." Under this standard, deferred income taxes reflect the impact of temporary differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. Deferred income tax accounts are adjusted to reflect changes in tax rates made from time to time by taxing authorities in the jurisdiction in which the company operates.

As of December 31, 2002 there were no deferred tax balances due to the financial reporting system used as described above.

*Compensated Absences*

There is no carryover of vacation time from year-to-year and employees are not compensated for unused sick leave at termination of employment. Therefore, there is no accrued liability for compensated absences.

*Product Registrations*

Celestial operates a vast majority of its group markets with a registration only method of pre-arranging the sale. Under this method, the group member is able to pre-arrange his/her casket and/or vault selection without having to prepay for the merchandise.

Under the registration option, the member's price on the burial merchandise is only locked in to the group contract amount. Therefore, in 2004, when the group contract price is renewed, a registration only customer would pay the increased contract price for their casket upon need.

Management strongly believes in the concept of a free registration program for both the goodwill of the company and the benefit of the members.

## Note 2 - Property, Plant & Equipment

Depreciation expense was $24,959 for 2002, and $24,001 for the year ended December 31, 2001.

| *as of December 31* | 2002 |
|---|---|
| Leasehold improvements | $ 8,146 |
| Equipment | 21,349 |
| Computer equipment | 32,925 |
| Office furniture | 5,420 |
| Vehicles | 66,275 |
| Total Property, Plant & Equipment | $ 134,115 |
| Accumulated depreciation | (87,299) |
| Net Property Plant and Equipment | $ 46,816 |

## Note 3 - *Current Liabilities*

| *as of June 30* | 2002 |
|---|---|
| Accounts payable, principally trade | $ 40,958 |
| Line of credit | 104,718 |
| Payroll liabilities | 33,174 |
| Vehicle loans | 26,922 |
| Other current liabilities | 1,500 |
| Total Current Liabilities | $ 207,272 |

The accounts payable and accrued liabilities are classified as expenses for which an obligation has been incurred during the normal course of operating activities. Management has included the entire balance of the vehicle loans in the current liabilities section of the balance sheet.

The current liabilities include a revolving line of credit in the amount of $105,000.00 payable to Enterprise Bank. Monthly interest payments are due and charged at prime plus 1.25% per annum.

## Note 4 - *Other Liabilities and Long Term Debt*

| *as of December 31* | 2002 |
|---|---|
| Loans payable stockholders | $ 151,777 |
| Vehicle loans | 0 |
| Product due | 95,653 |
| Enterprise Term Loan | 156,626 |
| GTL Bridge Loan | 100,000 |
| URA Term Loan | 84,669 |
| Other LT Liabilities | 0 |
| Intercompany payable to Angel Arms | 0 |
| Total Other Liabilities and Long Term Debt | $ 588,725 |

The significant notes are summarized as follows:

60 month installment loan payable to Enterprise Bank in the amount of $300,000.00 dated July 1999. Payable in monthly installments of $6,354.27 including interest at 9.00% per annum.

60 month installment loan payable to the URA of Pittsburgh in the amount of $150,000.00 dated July 1999. Payable in monthly installments of $2,833.26 including interest at 5.25% per annum.

60 month installment loan payable to Enterprise Bank in the amount of $30,000.00 dated October 1998. Payable in monthly installments of $650.87 including interest at 9.50% per annum.

**Note 5 - *Related Party Transactions***

***Guarantee of Debt***

The officers have personally guaranteed the Company's indebtedness for the following amounts: Line of Credit $105,000; Enterprise Term Loan $300,000; URA Term Loan $150,000; Vehicle Loans: Original Principle $65,000.

Additionally, Joseph Stabile and Patricia Stabile have guaranteed all of the company's debt by granting a mortgage on their personal residence and other personal assets and real estate holdings upto the full amount of the company's outstanding indebtedness.

***Guarantee of Leases***

Joseph Stabile has personally guaranteed all of the Company's building and equipment leases for the following amounts:

| Location | Term | Rent | Total Amount |
|---|---|---|---|
| 33 E. Pgh St (Gbg) | 60 mths | 500.00 | 30,000 |
| Total Lease Obligations | | | $ 30,000 |

The company leases are summarized as follows:

33 E. Pittsburgh St., 800 sq. ft. office (Greensburg) - 60 months payable to Richard Kovach dated May 1998.

**Note 6 - *Debt Transactions and Covenants***

***Vehicle Loans***

Celestial has two vehicle loans which amounted to $26,922 at December 31, 2002. The loan amounts, term and interest rate are as follows:

| Bank | Term | Rate | Orig Amount |
|---|---|---|---|
| Chrysler Credit | 60 mths | 10.90% | $ 27,000 |
| Enterprise Bank | 60 mths | 9.50% | 30,000 |
| | | | $ 65,000 |

***Future Minimum Financial Obligations***

Celestial is responsible for the following minimum payments in relation to its building lease and financial obligations:

| Year | Lease | Notes | Total |
|---|---|---|---|
| 2003 | 7,125 | 123,260 | 130,385 |
| 2004 | | 113,020 | 113.020 |

| 2005 | | 0 | 0 |
|---|---|---|---|
| Totals | 7,125 | 236,280 | 243,405 |

***Line of Credit***

Celestial has a revolving credit loan with Enterprise Bank which allows for borrowings up to $105,000 at an interest rate of prime plus 1.5%. The interest is payable monthly and automatically withdrawn from the Company's account.

The line of credit is collateralized by a first lien security interest in accounts receivable, inventory and equipment and a mortgage on Joseph and Patricia Stabile's primary residence. Additionally, the Company's shareholders have guaranteed this loan. The revolving line of credit agreement provides for, among other things, implementation of asset based lending procedures, restrictions on additional indebtedness and the maintenance of certain financial ratios.

**Note 7 - *Shareholder's Equity***

The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, of which 6,164,215 are outstanding. Each share of Common Stock entitles the holder to one vote on all matters submitted for a vote of shareholders, including the election of directors, and , except as otherwise required by law

**Note 8 – *Cost of Goods Sold***

The cost of goods sold for the year ended December 31, 2002 totaled $422,171 which represents no mark-up on the merchandise from Angel Arms to Celestial. When considering these costs, the company's contribution margin was 55.78% for this period. The decrease in the contribution margin from the prior year was largely due to a change in distribution methods and the inability to take advantage of vendor discounts offered for cash payments upon receipt of inventory.

**Note 9 - *Major Customers***

Celestial provides funeral merchandise directly to consumers on both an individual and group basis.

For the year ended December 31, 2002 the American Veterans (AMVETS) contract provided 2.4% of the Company's revenue; The American Legion contract provided approximately 10.2% of the Company's revenue; the military service line provided 19.2% of the Company's revenue; the Public Servants (FOP & IAFF) contracts provided 2.6% of the Company's revenue; the insurance sales segment provided approximately 48.6% of the Company's revenue; and the VFW contract provided approximately 12.8% of the Company's revenue.

**Note 10 - *General and Administrative Expenses***

| | Jan – Dec, 2001 |
|---|---|
| **Selling Expenses:** | |
| Magazine | 25,324 |
| Trade Shows | 4,180 |
| Other | 35,068 |
| **Controllable Expenses:** | |
| Auto | 11,734 |
| Office | 3,546 |

| | |
|---|---|
| Postage | 18,685 |
| Travel | 27,993 |
| Telephone | 16,865 |
| Other | 6,951 |
| Utilities | 3,368 |
| **Fixed Expenses:** | |
| Other | 11,136 |
| Delivery | 17,281 |
| Insurance | 20,479 |
| Professional | 8,041 |
| Rents | 18,013 |
| Telephone | 6,744 |
| Depreciation | 24,959 |
| Payroll | 92,655 |
| Interest | 42,498 |
| Total | 395,520 |

This space intentionally left blank, 2001 financial statements follow on the next page.

# Celestial Life Planning, Inc.

Combined Statement of Financial Position

December 31, 2001

| | 12/31/2001 |
|---|---|
| Assets | |
| Current Assets | |
| Cash and equivalents | $ 18,129 |
| Accounts receivable | 1,234,494 |
| Inventory | 121,257 |
| Other current assets | - |
| Total current assets | 1,373,880 |
| Fixed Assets | |
| At cost | 134,115 |
| Accumulated depreciation | (62,339) |
| Net fixed assets | 71,776 |
| Other Assets | 5,110 |
| Total Assets | $ 1,450,767 |
| Liabilities | |
| Current Liabilities | $ 212,773 |
| Other Liabilities and Long Term Debt | 1,159,815 |
| Total Liabilities | 1,372,588 |
| Stockholders' Equity | |
| Capital Stock | 443 |
| Retained Earnings | 77,736 |
| Total Stockholders' Equity | 78,179 |
| Total Liabilities and Stockholders' Equity | $ 1,450,767 |

# Celestial Life Planning, Inc.

Combined Statement of Revenue and Expenses
Year Ended 12/31/01

| | 12/31/2001 |
|---|---|
| Revenue | |
| Merchandise sales | $ 1,030,115 |
| Other | 21,457 |
| Total revenue | 1,051,572 |
| Cost of Goods Sold | 562,513 |
| Gross Profit | 489,060 |
| Selling Expenses | 35,615 |
| Controllable Expenses | 70,905 |
| Fixed (Non-controllable Expenses) | 275,398 |
| Income (Loss) before income taxes | $ 107,141 |
| Provision for (benefit from) income taxes | - |
| Net Income | $ 107,141 |
| Retained earnings - December 31, 2000 | (29,406) |
| Retained earnings - December 31, 2001 | $ 77,735 |

# Celestial Life Planning, Inc.

Combined Statement of Cash Flows

Year Ended 12/31/01

| | | |
|---|---|---|
| **Operating Activities** | | |
| Excess of Revenue over Expense | $ 107,141 | |
| Depreciation | 24,000 | |
| (Increase) Decrease in Accounts Receivable | (500,829) | |
| (Increase) Decrease in Inventory | 22,196 | |
| (Increase) Decrease in Other Current Assets | - | |
| Increase (Decrease) in Current Liabilities | (28,965) | |
| Net cash provided (used) by operating activities | | $ (376,457) |
| **Investing Activities** | | |
| (Purchase) Sale of Fixed Assets | $ (3,072) | |
| (Increase) Decrease in Other Assets | 13,413 | |
| Net cash provided (used) by investing activities | | 10,342 |
| **Financing Activities** | | |
| Increase (Decrease) Other Liabilities & Long Term Debt | $ 372,215 | |
| Sale of Stock | - | |
| Net cash provided (used) by financing activities | | 372,216 |
| **(Increase) Decrease in cash and equivalents** | | $ 6,100 |
| **Cash and equivalents at beginning of period** | | 12,030 |
| **Cash and equivalents at end of period** | | $ 18,129 |

## Notes to Financial Statements For the Year Ended December 31, 2001

### Note 1 - *Summary of Significant Accounting Policies*

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the combined financial statements. These policies are in conformity with generally accepted accounting principles and they have been applied consistently in all material respects. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### *Company Operations*

Celestial Burial Case, Inc. (Celestial) operates as a funeral merchandise retailer to large affinity basis groups and their members. Celestial is the only corporation in the United States to have developed affinity based group relationships for the sales and marketing of funeral merchandise.

The mainstay of Celestial's product lines involves the licensed use of the various organizations' logos embroidered into the back panel of two casket models. Currently, Celestial maintains licenses for use in caskets from 27 different organizations.

Celestial sells it products on both a pre-need and at-need basis in all 50 states and Canada.

#### *Company Background and Ownership*

Celestial was started on October 21, 1997 after Joseph Stabile, President and CEO purchased the assets of Keystone Family Services, Inc.. Celestial has 100,000 share authorized with 32,000 outstanding.

Angel Arms Casket Company, Inc. (Angel Arms) was created in April, 1998 to act as a casket distributor and supply Celestial with its inventory. While Angel Arms could act as a traditional casket distributor, the management has elected to operate with Celestial as its sole account. Angel Arms has 100,000 shares authorized with 10,000 outstanding,

The ownership of the two companies rests in Joseph Stabile, John Parillo, Jr. and Patricia Stabile in the following ratios:

| *Name* | *Celestial Share* | *Angel Arms Shares* |
|---|---|---|
| *Joseph Stabile* | *14,992* | *4,700* |
| *John Parillo, Jr.* | *3,990* | *1,200* |
| *Patricia Stabile* | *13,018* | *4,100* |
| *Totals* | *32,000* | *10,000* |

#### *Basis of combination*

The combined financial statements include the accounts of Celestial Burial Case, Inc. and its related company Angel Arms Casket Company, Inc..

The company's financial statements as of December 31, 2001 include the assets and liabilities of Angel Arms Casket Company, Inc, which has had no fiscal activity since its inception. As of December 31, 2001 Angel Arms Casket Company, Inc. is still a registered corporation in the state of Pennsylvania and Celestial's management has no intention of dissolving Angel Arms as of the date of these statements. Additionally, Celestial intends to operate Angel Arms in 2002 for its purchases.

Accordingly, the results of operations relate only to the operations of Celestial.

#### *Fiscal Year*

The Company operates on a calendar year basis for both financial and tax reporting.

*Impairment of Long-Lived Assets*

In March, 1995, the Financial Accounting Standards Board issued Statement No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Company adopted Statement 121 in 1996 and the effect of adoption did not have an impact on the financial statements.

*Cash and equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

For both corporations, cash payments for interest were $40,864 for 2001 and $45,826 for 2000.

*Inventory*

Inventory is stated at cost assuming the first-in, first-out method.

*Property, plant and equipment*

Depreciation is provided for financial reporting purposes principally on the straight-line method over the following estimated useful lives: furniture and equipment, five to seven years; computer equipment, five years; leased equipment, three to five years; and vehicles, five years. Straight-line depreciation is used for income tax purposes.

In the event of retirement or other disposition of property, plant and equipment, the cost of the assets and the related accumulated depreciation and amortization amounts are removed from the accounts, and any resulting gains or losses are reflected in earnings.

*Recognition of Revenues*

Merchandise sales revenue is recorded as revenue during the period in which product delivered regardless of the invoice date.

In December 2001 Celestial reached an agreement to provide its customer contacts as leads to insurance agents at a sales price of 18.00 per lead. As of December 2001 Celestial has a contact database which totals in excess of 83,000 individuals, but has only agreed to provide 26,000 as an initial trial. Celestial currently gains an average of 17,000 new customer contacts per quarter through it's advertising and personal contacts at conventions.

*Allowance for Doubtful Accounts*

Because of past experience and Celestial's ability to use the Licensing Groups' resources for debt collection, management believes that no allowance for doubtful accounts was required at December 31, 2001.

*Income Taxes*

During the 1998 reporting year the company adopted Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes." Under this standard, deferred income taxes reflect the impact of temporary differences between the assets and liabilities recognized for financial reporting purposes and amounts recognized for tax purposes. Deferred income tax accounts are adjusted to reflect changes in tax rates made from time to time by taxing authorities in the jurisdiction in which the company operates.

As of December 31, 2001 there were no deferred tax balances due to the financial reporting system used as described above.

*Compensated Absences*

There is no carryover of vacation time from year-to-year and employees are not compensated for unused sick leave at termination of employment. Therefore, there is no accrued liability for compensated absences.

*Product Registrations*

Celestial operates a vast majority of its group markets with a registration only method of pre-arranging the sale. Under this method, the group member is able to pre-arrange his/her casket and/or vault selection without having to prepay for the merchandise.

Under the registration option, the member's price on the burial merchandise is only locked in to the group contract amount. Therefore, in 2004, when the group contract price is renewed, a registration only customer would pay the increased contract price for their casket upon need.

Management strongly believes in the concept of a free registration program for both the goodwill of the company and the benefit of the members.

## Note 2 - Property, Plant & Equipment

Depreciation expense was $24,001 for 2001, and $28,485 for the year ended December 31, 2000.

| *as of December 31* | 2001 |
|---|---|
| Leasehold improvements | $ 8,146 |
| Equipment | 22,651 |
| Computer equipment | 31,623 |
| Office furniture | 5,420 |
| Vehicles | 66,275 |
| Total Property, Plant & Equipment | $ 134,115 |
| Accumulated depreciation | (62,339) |
| Net Property Plant and Equipment | $ 71,776 |

## Note 3 - *Current Liabilities*

| *as of December 31* | 2001 |
|---|---|
| Accounts payable, principally trade | $ 40,958 |
| Line of credit | 104,718 |
| Payroll liabilities | 33,174 |
| Vehicle loans | 32,422 |
| Other current liabilities | 1,500 |
| Total Current Liabilities | $ 212,773 |

The accounts payable and accrued liabilities are classified as expenses for which an obligation has been incurred during the normal course of operating activities. Management has included the entire balance of the vehicle loans in the current liabilities section of the balance sheet.

The current liabilities include a revolving line of credit in the amount of $105,000.00 payable to Enterprise Bank. Monthly interest payments are due and charged at prime plus 1.25% per annum.

## Note 4 - *Other Liabilities and Long Term Debt*

| *as of June 30* | 2001 |
|---|---|
| Loans payable stockholders | $ 151,777 |
| Vehicle loans | 0 |
| Product due | 242,290 |
| Enterprise Term Loan | 221,626 |
| GTL Bridge Loan | 100,000 |
| URA Term Loan | 94,670 |

| | |
|---|---|
| Deferred Lead Income | 349,453 |
| Other LT Liabilities | 0 |
| Intercompany payable to Angel Arms | 0 |
| Total Other Liabilities and Long Term Debt | $ 1,159,816 |

The significant notes are summarized as follows:

60 month installment loan payable to Enterprise Bank in the amount of $300,000.00 dated July 1999. Payable in monthly installments of $6,354.27 including interest at 9.00% per annum.

60 month installment loan payable to the URA of Pittsburgh in the amount of $150,000.00 dated July 1999. Payable in monthly installments of $2,833.26 including interest at 5.25% per annum.

36 month installment loan payable to Enterprise Bank in the amount of $8,000.00 dated October 1998. Payable in monthly installments of $258.64 including interest at 9.00% per annum.

60 month installment loan payable to Enterprise Bank in the amount of $30,000.00 dated October 1998. Payable in monthly installments of $650.87 including interest at 9.50% per annum.

## Note 5 - *Related Party Transactions*

### *Guarantee of Debt*

The officers have personally guaranteed the Company's indebtedness for the following amounts: Line of Credit $105,000; Enterprise Term Loan $300,000; URA Term Loan $150,000; Vehicle Loans: Original Principle $65,000.

Additionally, Joseph Stabile and Patricia Stabile have guaranteed all of the company's debt by granting a mortgage on their personal residence and other personal assets and real estate holdings upto the full amount of the company's outstanding indebtedness.

### *Guarantee of Leases*

Joseph Stabile has personally guaranteed all of the Company's building and equipment leases for the following amounts:

| Location | Term | Rent | Total Amount |
|---|---|---|---|
| 3220 Smallman St. | 24mths | 0 | 0 |
| 33 E. Pgh St (Gbg) | 60 mths | 500.00 | 30,000 |
| 3220 Smallman St. | 24mths | 0 | 0 |
| Total Lease Obligations | | | $ 30,000 |

The company leases are summarized as follows:

33 E. Pittsburgh St., 800 sq. ft. office (Greensburg) - 60 months payable to Richard Kovach dated May 1998.

3220 Smallman St., 7,000 sq. ft. warehouse (Pittsburgh) - 24 months payable to Anthony Donnatelli dated August 1999. Satisfied August 2001.

3220 Smallman St., 7,000 sq. ft. office (Pittsburgh) - 24 months payable to Anthony Donnatelli dated February 2000. Satisfied August 2001.

## Note 6 - *Debt Transactions and Covenants*

### *Vehicle Loans*

Celestial has two vehicle loans which amounted to $32,422 at December 31, 2001. The loan amounts, term and interest rate are as follows:

| Bank | Term | Rate | Orig Amount |
|---|---|---|---|
| Chrysler Credit | 60 mths | 10.90% | $ 27,000 |
| Enterprise Bank | 60 mths | 9.50% | 30,000 |
| | | | $ 65,000 |

### *Future Minimum Financial Obligations*

Celestial is responsible for the following minimum payments in relation to its building lease and financial obligations:

| Year | Lease | Notes | Total |
|---|---|---|---|
| 2002 | 7,125 | 125,640 | 132,765 |
| 2003 | 7,125 | 123,260 | 130,385 |
| 2004 | | 113,020 | 113.020 |
| 2005 | | 0 | 0 |
| Totals | 14,250 | 361,920 | 376,170 |

### *Line of Credit*

Celestial has a revolving credit loan with Enterprise Bank which allows for borrowings up to $105,000 at an interest rate of prime plus 1.5%. The interest is payable monthly and automatically withdrawn from the Company's account.

The line of credit is collateralized by a first lien security interest in accounts receivable, inventory and equipment and a mortgage on Joseph and Patricia Stabile's primary residence. Additionally, the Company's shareholders have guaranteed this loan. The revolving line of credit agreement provides for, among other things, implementation of asset based lending procedures, restrictions on additional indebtedness and the maintenance of certain financial ratios.

### Note 7 - *Shareholder's Equity*

The authorized capital stock of the Company consists of 100,000 shares of Common Stock. Each share of Common Stock entitles the holder to one vote on all matters submitted for a vote of shareholders, including the election of directors, and , except as otherwise required by law

### Note 8 – *Cost of Goods Sold*

The cost of goods sold for the year ended December 31, 2001 totaled $562,512 which represents no mark-up on the merchandise from Angel Arms to Celestial. When considering these costs, the company's contribution margin was 45% for this period. The decrease in the contribution margin from the prior year was largely due to a change in distribution methods and the inability to take advantage of vendor discounts offered for cash payments upon receipt of inventory.

### Note 9 - *Major Customers*

Celestial provides funeral merchandise directly to consumers on both an individual and group basis. For the year ended December 31, 2001 the American Veterans (AMVETS) contract provided 1.47% of the Company's revenue; The American Legion contract provided approximately 7.71% of the Company's revenue; the military service line provided 16.22% of the Company's revenue; the Public Servants (FOP & IAFF) contracts provided

1.48% of the Company's revenue; the insurance sales segment provided approximately 60.18% of the Company's revenue; and the VFW contract provided approximately 10.63% of the Company's revenue.

**Note 10 -** ***General and Administrative Expenses***

| | Jan – Dec, 2001 |
|---|---|
| **Selling Expenses:** | |
| Magazine | 24,350 |
| Trade Shows | 2,513 |
| Other | 8,752 |
| **Controllable Expenses:** | |
| Auto | 11,282 |
| Office | 3,409 |
| Postage | 3,544 |
| Travel | 26,916 |
| Telephone | 16,217 |
| Other | 6,299 |
| Utilities | 3,238 |
| **Fixed Expenses:** | |
| Other | 8,503 |
| Delivery | 16,616 |
| Insurance | 0 |
| Professional | 22,154 |
| Rents | 50,761 |
| Telephone | 6,484 |
| Depreciation | 24,000 |
| Payroll | 106,016 |
| Interest | 40,864 |
| Total | 381,919 |

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Not applicable, we have been profitable for both years displayed.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

We have continued to grow our revenue stream over the past five years and anticipate that trend will go forward into the years ahead. As we more thoroughly develop our insurance industry sales model and our in-house sales force, we plan for productivity to increase and our net income to increase accordingly with the same basic property and equipment.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 55 %. What is the anticipated gross margin for next year of operations? Approximately 55 %. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Our gross margin percentages are a lower than those of a traditional funeral home because we sell the merchandise at a much lower cost to the public. We anticipate that our gross margin percentages will increase with the infusion of capital that will allow us to take advantage of cash discounts with our suppliers.

50. Foreign sales as a percent of total sales for last fiscal year: 0.0 %. Domestic government sales as a percent of total domestic sales for last fiscal year: 0.0 %. Explain the nature of these sales, including any anticipated changes:

# PART III — EXHIBITS

## Charter and by-laws

PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU
ROOM 206 NORTH OFFICE BUILDING
P.O. BOX 8722
HARRISBURG, PA 17105-8722

1432

CELESTIAL LIFE PLANNING, INC.

THE CORPORATION BUREAU IS HAPPY TO SEND YOU YOUR FILED DOCUMENT. PLEASE NOTE THE FILE DATE AND THE SIGNATURE OF THE SECRETARY OF THE COMMONWEALTH. THE CORPORATION BUREAU IS HERE TO SERVE YOU AND WANTS TO THANK YOU FOR DOING BUSINESS IN PENNSYLVANIA.

IF YOU HAVE ANY QUESTIONS PERTAINING TO THE CORPORATION BUREAU, PLEASE VISIT OUR WEB SITE LOCATED AT WWW.DOS.STATE.PA.US/CORPS OR PLEASE CALL OUR MAIN INFORMATION TELEPHONE NUMBER (717)787-1057. FOR ADDITIONAL INFORMATION REGARDING BUSINESS AND/OR UCC FILINGS, PLEASE VISIT OUR ONLINE "SEARCHABLE DATABASE" LOCATED ON OUR WEB SITE.

ENTITY NUMBER: 3107920

MICROFILM NUMBER: 2002098

0927-0928

CELESTIAL LIFE PLANNING INC
33 E PITTSBURGH ST
GREENSBURG PA 15601

20020913-927

**PENNSYLVANIA DEPARTMENT OF STATE**
**CORPORATION BUREAU**

## Articles of Incorporation-For Profit

(15 Pa.C.S.)

Entity Number
3107920

x Business-stock (§ 1306)
___ Business-nonstock (§ 2102)
___ Business-statutory close (§ 2303)
___ Cooperative (§ 7102)
___ Management (§ 2703)
___ Professional (§ 2903)
___ Insurance (§ 3101)

Name
Celestial Life Planning, Inc.
Address
33 East Pittsburgh Street
City State Zip Code
Greensburg PA 15601

**Document will be returned to the name and address you enter to the left.**
⇐

Fee: $100

Filed in the Department of State on NOV 22 2002

C. Michael Weaver

Secretary of the Commonwealth

In compliance with the requirements of the applicable provisions (relating to corporations and unincorporated associations), the undersigned, desiring to incorporate a corporation for profit, hereby states that:

1. The name of the corporation *(corporate designator required, i.e., "corporation", "incorporated", "limited" "company" or any abbreviation. "Professional corporation" or "P.C")*:

Celestial Life Planning, Inc.

2. The (a) address of this corporation's current registered office in this Commonwealth *(post office box, alone, is not acceptable)* or (b) name of its commercial registered office provider and the county of venue is:

(a) Number and Street City State Zip County

33 East Pittsburgh St., Greensburg PA 15601 Westmoreland

(b) Name of Commercial Registered Office Provider County

c/o:

3. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4. The aggregate number of shares authorized: 10,000,000



SP

2002098- 928

DSCB:15-1306,2102/2303/2702/2903/3101/7102A-2

5. The name and address, including number and street, if any, of each incorporator *(all incorporators must sign below)*:

Name Address

Joe Stabile 33 East Pittsburgh Street, Greensburg PA 15601

6. The specified effective date, if any:__________________
month/day/year hour, if any

7. Additional provisions of the articles, if any, attach an 8½ by 11 sheet.

8. *Statutory close corporation only:* Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "public offering" within the meaning of the Securities Act of 1933 (15 U.S.C. 77a et seq.)

9. *Cooperative corporations only: Complete and strike out inapplicable term:*

The common bond of membership among its members/shareholders is:________________.



IN TESTIMONY WHEREOF, the incorporator(s) has/have signed these Articles of Incorporation this

20th day of November 2002.

Signature

Signature

# Subscription agreement

Name of Subscriber________________________

(Please Print) ____________________________

Number of Units of Common Stock ____________

SUBSCRIPTION AGREEMENT AND INVESTMENT
REPRESENTATIONS OF INVESTORS

THE SHARES OF COMMON STOCK PURCHASABLE UNDER THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND UNDER ANY APPLICABLE STATE SECURITIES LAWS, OR DELIVERY TO CELESTIAL LIFE PLANNING, INC. OF AN OPINION OF COUNSEL SATISFACTORY TO CELESTIAL LIFE PLANNING, INC. THAT SUCH REGISTRATION IS NOT REQUIRED.

Celestial Life Planning, Inc.
33 East Pittsburgh Street, Ste 1
Greensburg, PA 15601

Ladies and Gentlemen:

1) The undersigned has received and read the Confidential and Proprietary Business Plan of Celestial Life Planning, Inc, a Pennsylvania corporation (the "Company"), dated December 1, 2002, and all Exhibits thereto (collectively, the "Business Plan"), in connection with the offering by the Company of up to 1,500,000 shares of its Common Stock, par value $0.00 per share (the "Common Stock"). The common stock is hereinafter sometimes referred to as the "Securities." The Company is offering the first Five Hundred Thousand (500,000) Shares of the Securities at a price of One Dollar and twenty-one cents ($1.21) and the balance at the then applicable market price. The undersigned, intended to be legally bound, herby subscribes for the number of Securities set forth on the signature page hereof and delivers herewith an executed copy of this Subscription Agreement.

2)
   a) The subscriber understands that this offering of Securities has not been reviewed by any state or federal agency because is intended to be a non-public offering pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended (the "Act"), and any applicable state securities laws. The subscriber understands that the Business Plan used in connection with this offering has not been re-filed with any state or federal agency and has not been reviewed by any state or federal agency. The Securities are being purchased for the account of the Subscriber hereto for investment, an not for distribution or resale to others. The Subscriber agrees that it will not sell or otherwise transfer the Securities unless they are registered under the Act or unless an exemption from such registration is available. The Subscriber represents that it has adequate means of providing for its current needs and possible contingencies that there is and will not have a need for the liquidity of this investment and further that the Subscriber can afford a complete loss of this investment.
   b) The Subscriber understands that all documents, records and books pertaining to this investment have been made available for inspection by its attorney and/or its accountant and/or its advisers and itself, and that the books and records of the Company will be available upon reasonable notice for inspection by investors at a reasonable hours at its principle place of business.

c) The Subscriber will not take, or cause to be taken, any action that would cause it to be deemed an underwriter, as defined in Section 2(ll) of the Act, of the Securities.
d) The Subscriber was not offered an opportunity to acquire any Securities of the Company by any form of general solicitation or general advertising, including, without limitation, any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees have been invited by any general solicitation or general advertising and is not aware that any other prospective investor was solicited by any form of general solicitation or general advertising.

3) The Subscriber understands and agrees that the Company reserves the right to reject all or any part of the subscriptions, in its sole discretion, and that the Subscriber will be promptly notified by the Company as to whether this subscription has been accepted. The offering shall terminate on December 31, 2004 or such later date to which the offering has been extended by the Company in its sole discretion. If this subscription is not accepted, the Subscriber's check, or an amount equal thereto, will be returned promptly to the Subscriber without interest or deduction. Any Securities subscribed for herein shall not be deemed issued to, or owned by the Subscriber until a certificate representing the shares of Common Stock has been issued to the Subscriber.

4) The Subscriber represents and acknowledges that:
a) it is domiciled in or a resident of the state set forth on the signature page hereof and is executing the Agreement and delivering the Agreement and the check referred to in Section 1 within said state; (b) the subscriber has read the Business Plan and evaluated the risks of investing in the Company; and (c) an investment in the Securities is speculative and involves a high degree of risk and is not recommended for an investor who cannot afford a total loss of its investment.

5)
a) The Subscriber has received and reviewed a copy of the Business Plan and evaluated the risks of investing in the Company.
b) The Subscriber represents and acknowledges that it has had the opportunity to meet with officers of the Company and has had the opportunity to ask questions of and receive answers from the officers concerning the terms and conditions of this transaction and the information presented in the Business Plan, as well as to obtain any additional information which the Subscriber (and its advisers, if any) has/have deemed necessary to verify the accuracy and completeness of the information contained in the Business Plan. Any questions raised by the Subscriber in writing concerning the transaction have been satisfactorily answered (and have been answered to the satisfaction of the Subscribers advisers, if any). The Subscriber's decision to purchase the Securities is based solely on the information in the Business Plan and on the written answers to such questions as the Subscriber (and its advisers, if any) has have raised concerning the transaction.
c) The Subscriber is capable of bearing the economic risk of an investment in the Securities.

6) The Subscriber represents to the Company that it is purchasing the Securities in good faith, for its own account, for investment purposes only, and not with a view to, or for sales in connection with, any distribution thereof or of any portion thereof, or with any present intention of selling or otherwise transferring any Securities of any interest therein. The Subscriber represents further that it has not been formed for the sole purpose of acquiring the Securities.

7) No representations or promises have been made concerning the marketability or value of the Securities. The Subscriber acknowledges that because the Securities have not been registered under the Act or any applicable state securities laws and cannot be resold unless they are subsequently registered under the Act and such laws, or an exemption from registration is available, that the Subscriber must continue to bear the economic risk of its investment in the Securities for an indefinite period of time. Neither the Company nor any person acting on behalf of the Company has agreed or represented that the Securities will be purchased or redeemed at any time in the future. Further, there have been no

representations, promises or agreements that such Securities will be registered under the Act at any time in the future or otherwise qualified for sale under applicable securities laws.

8)

a) The Subscriber understands that:

i) the Securities may not be sold, transferred, pledged, or otherwise disposed of in the absence of either an effective registration statement covering such Securities under the Act relevant state securities laws or delivery of the Company of an opinion of counsel satisfactory to it that registration is not required under the Act or under the securities laws of any state; and

ii) the Securities and Exchange Commission has taken the position that persons who offer to sell restricted securities such as the Securities without reliance on Rule 144 (which is issued pursuant to the Act) are to be on notice that, in view of the broad remedial purposes of the Act and of public policy which supports registration, they will have a substantial burden of proof in establishing that an exemption from registration is available from such offers or sales and, in connection with such resale's. In view of the above restrictions, the Subscriber must continue to bear the economic risk of an investment in the Securities for an indefinite period of time.

b) The Subscriber understands that the transfer, assignment, grant, conveyance or other encumbrance of the Securities or any interest therein is prohibited.

9) The Subscriber recognizes that the offer and any sale of the Securities are based upon the representations and warranties contained herein and the Subscriber agrees to indemnify the Company and any and all affiliated, officers, directors, agents and controlling persons of any of them and to hold each harmless against any and all loss, damages, liability or expense, including costs and reasonable attorneys' fees to which they may be put or which they may incur by reason of or in connections with and misrepresentation make by the Subscriber, any breach of any of my warranties, or the failure of the Subscriber to fulfill any of the covenants or agreements set forth herein. The representations, warranties, agreements and acknowledgments contained herein shall survive the purchase of the Securities.

10) The Subscriber hereby represents and warrants to the Company that:

a) The Subscriber is an "Accredited Investor," as that term is defined in Regulation D under the Act by reason of the fact that the undersigned is (Circle the Appropriate item(s) below):

i) Any bank as defined in section 3 (a) (2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Act.; any investment company registered under the Investment Company Act of 1949 or a business development company as defined in section 2(a)(48) of that Act; and Small Business Investment Company licensed by the U.S. Small Business Administration under section 301 (c) or (d) of the Small business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of employees, if such a plan has a total assets in excess of $5,000,000; and employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is make by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has a total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

ii) Any private business development company as defined in section 202(a)22 of the Investment Advisers Act of 1940;

iii) Any organization described in section 501© (3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with a total assets in excess of $5,000,000;

iv) Any director, executive officer, or general partner of the Company, or any director, executive officer, or general partner of a general partner of the Company;
v) Any natural person whose individual net worth, or joint net worth with that person's spouse at the time of his/her purchase exceeds $1,000,000;
vi) Any natural person who had an individual income in excess of $200,000 in each of the most recent years of joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income leveling the current year;
vii) Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) and
viii) Any entity in which all the equity owners are accredited investors as defined by the Act.

11) The Subscriber hereby acknowledges and agrees that after execution and delivery of the Subscription Agreement, it is not entitled to cancel, terminate or revoke this Subscription Agreement of any agreements hereunder except as otherwise provided by state law or regulation. The Subscription Agreement or any may be accepted at any time prior to 5:00 p.m. on December 31, 2004 or such later date to which this offering has been extended by the Company in its sole discretion.
12) This Subscription Agreement shall be binding upon the Subscriber, its successors, assigns and legal representatives and may not be transferred or assigned. The laws of the State of Delaware shall govern this Subscription Agreement without reference to its principles of conflicts of law.

This space intentionally left blank. Signatures on the following page.

IN WITNESS WHEREOF, the undersigned Subscriber, individually or by and through its duly authorized officer, has executed this Subscription Agreement this ___ day of _________, 200__.

BEFORE YOU SIGN, PLEASE FILL IN THE BLANKS SET FORTH BELOW.

1. Number of Shares of common Stock Subscribed_______
2. State of domicile (or residence if an individual ) is _______________

SUBSCRIBER:____________________

By:_____________________________

Name:___________________________

Title: Subscriber

Address:____________________________________________________

Social Security Number or Tax Identification Number of Subscriber__________

ACCEPTANCE

This subscription is accepted by Celestial Life Planning, Inc. this ____day of _____________ 200__.

Celestial Life Planning, Inc.

By: ___________________
Name: Joseph Stabile
Title: President & CEO

## Material contracts

The following is a copy of our American Legion contract. All of our contracts with the groups are worded in the same manner.

LICENSE AGREEMENT

This Agreement made as of this 8th day of April, 1999 by and between THE AMERICAN LEGION, a United States Corporation, having its principal place of business at 700 North Pennsylvania Street, Indianapolis, Indiana (hereinafter "LEGION") and CELESTIAL BURIAL CASE, a Pennsylvania corporation having its principal place of business at 3701 Butler Street, Pittsburgh, Pennsylvania (hereinafter "LICENSEE").

WITNESSETH:

WHEREAS, Title 36 U.S.C.A., Sections 44 and 48, provides that LEGION shall have the sole and exclusive right to have and to use the names "The American Legion", "American Legion", and "Legion" and the sole and exclusive right to the use of its corporate seal, and such emblems and badges as are adopted by it; and,

WHEREAS, 18 U.S.C. - 705 prohibits manufacture, reproduction or sale of any badge, medal, emblem or other insignia or any colorable imitation thereof of any veterans organization chartered by act of Congress without approval of said organization; and,

WHEREAS, LEGION has its name and various emblems, seals and logos registered with the United States Patent Office; and,

WHEREAS, LICENSEE is engaged in the business of manufacturing and selling Caskets and Burial Vaults and desires to use the name and/or emblems, seals and logos of LEGION in connection with selling such Caskets and Burial Vaults.

NOW, therefore, in consideration of the mutual covenants and payments hereinafter set forth, these presents and other good and sufficient consideration, the receipt and sufficiency of which is hereby conclusively acknowledged, the parties agree as follows:

1. LEGION grants to LICENSEE the nonexclusive license to manufacture and sell Caskets and Burial Vaults (sometimes referred to herein as the "Licensed Product") using the name and certain seals, emblems and logos of LEGION, provided that such license extends only to sales for use in conjunction with the remains of deceased LEGION members who possess a current membership card at date of death. LEGION grants this license, subject to the following terms and conditions:

   a) LICENSEE shall pay to LEGION a royalty of the gross revenues (not including sales tax and : charges) obtained by LICENSEE for the Licensed Products sold by LICENSEE which utilize the name and/or emblems, seals and logos of LEGION. LICENSEE shall make payment to LEGION by the 15th day of the following month for any and all amounts received by LICENSEE for Licensed

Products sold utilizing the name and /or emblems, seals and logos of LEGION.

b) Prior to sale or distribution of any type or model Casket or Burial Vault, LEGION will be provided with a description of the type or model for approval. LICENSEE will not sell or distribute any such type or model unless it is approved by LEGION, which approval shall not be unreasonably withheld. Any pre-approval shall require a current membership both at the date of pre-approval and at the date of death.

c) LEGION shall pre-approve in writing, signed by the National Adjutant or his designated representative (Director, Emblem Sales), before use of any advertising, promotional or informational materials that LICENSEE may publish or distribute that in any way refers to The American Legion. The approval may be withheld for any reason or no reason.

d) LEGION or LICENSEE may terminate this agreement at any time by providing written notice to the other party not less than 60 days prior to the termination date. Additionally, LEGION may immediately terminate this agreement at any time by providing written notice to the LICENSEE of the violation of any provision of this agreement by LICENSEE.

e) All rights granted LICENSEE herein relating to the sale and marketing of Caskets or Burial Vaults utilizing the name and/or emblems, seals and logos of LEGION shall terminate upon termination of this Agreement. Within forty-five (45) days of such termination, LICENSEE shall furnish to LEGION a complete and accurate listing of individuals that have contracted with LICENSEE to receive Licensed Products upon their death, but who have not yet required delivery of the Licensed Products. LICENSEE shall retain a Limited License to produce Licensed Products bearing the name, emblems, seals or logos of LEGION to service the customers included on the above noted listing. Servicing of the listed individuals, and the related Licensed Products, will be made in accordance with the terms and conditions of this agreement, including the obligation to pay royalties. Before any listed individuals may be serviced with the name, seals, emblems or logos of LEGION , there must be a copy of a membership card or record current at the time of death in LICENSEE'S possession with a copy to LEGION at the address set forth or applicable to paragraph 4.

f) The Licensed Products delivered to customers pursuant to this Agreement will be of good quality, free of defect and capable of performing in the manner represented. LICENSEE agrees that, if the Licensed Products are of inadequate quality, it will withdraw them and replace them with conforming products. LICENSEE warrants and represents that marketing material concerning the Licensed Products will be accurate and fairly represent the uses and capabilities of the products.

g) LICENSEE will not harm, misuse or bring into disrepute the name or emblems, seals or logos of LEGION. It will manufacture and sell the Licensed Products in an ethical manner and in accordance with the terms and intent of this Agreement. LICENSEE will be responsible for all manufacture, marketing, sales and distribution of the Licensed Products. LEGION shall have no responsibility for the manufacture, marketing, sale or distribution of the Licensed Products. Marketing of the Licensed Products will not include any representation that LEGION endorses the products or their use. LICENSEE will establish and maintain procedures for handling inquires and complaints concerning the Licensed Products in a timely manner and will handle all inquires and complaints in a competent and professional manner that will not adversely effect the good name and reputation of LEGION. LICENSEE shall be responsible to collect any amounts of money due it and LEGION shall have absolutely no responsibility to collect for LICENSEE and shall only be responsible for Licensed Product it orders pursuant to one of its purchase orders.

h) Both parties agree that the emblems and logo's of each other are valid trademarks which will not be infringed. Should either party discover that a trademark of the other is being mis-used by any entity, it will so inform the injured party.

2. LICENSEE understands and agrees that this Agreement affords only a license and the name and emblems, seals and logos of LEGION remain the property of LEGION at all times. LICENSEE agrees that it will use the LEGION name and emblems, seals and logos of LEGION only in connection with the manufacture and sale of the products authorized by this Agreement and for no other purpose whatsoever. Upon termination of the Agreement, all rights to use the LEGION name or emblems, seals and logos shall terminate.

3. LICENSEE understands that this is not an exclusive agreement and others may be authorized to manufacture and sell products, including the types of products mentioned herein.

4. All notices provided for under this agreement shall be given to the respective party by postage pre-paid United States Certified or Registered mail to the address set forth below:

   To The American Legion at:

   National Adjutant
   The American Legion
   P.O. Box 1055,
   Indianapolis, IN 46206

   With Copy to:

   Director, Emblem Sales
   The American Legion
   P.O. Box 1050,
   Indianapolis, IN 46206
   which address will change by December 31, 1999

   To Celestial Burial Case at:

   Celestial Burial Case
   3701 Butler Street,
   Pittsburgh, PA 15201

   All notices shall be effective as of the date of the postmark.

5. LICENSEE agrees to keep accurate records of all sales under this Agreement and that the books of LICENSEE concerning such sales may be inspected by LEGION upon reasonable notice. The books concerning such sales shall contain at least the following information on each and every sale; Name of deceased LEGION Member, purchaser, name and telephone number of contact, City and State, description of product (s) sold, total dollar amount of sale and computed royalty. LICENSEE shall provide LEGION, on a calendar monthly basis, a list of all sales, including the foregoing information, with the royalty payment.

6. LICENSEE shall indemnify, hold harmless and defend LEGION from any and all claims, demands and causes of action, including costs and attorneys' fees, arising out of anything done or performed by LICENSEE under this Agreement. Specifically, but without limiting the generality of the foregoing, LICENSEE indemnifies and holds LEGION harmless from and against any claim arising out of or based upon any defect in the Licensed Product or failure of the Licensed Product to be fit for its intended purposes.

7. Neither this Agreement, nor any rights under it, may be assigned or transferred by LICENSEE, in whole or in part. LICENSEE agrees that it will not, without the prior written consent of LEGION, enter into any sublicense or agency agreement for the manufacture, sale or distribution of the

Licensed Products mentioned herein. Nothing in this Agreement or in the performance thereof shall be construed to create an employer/employee relationship, partnership, agency agreement or joint venture between LEGION and LICENSEE. LEGION and LICENSEE are and shall remain independent contractors.

8. This document constitutes the entire agreement between the parties. This Agreement may not be modified or amended unless in a writing signed by authorized representatives of both parties. LICENSEE warrants and represents that the person signing on its behalf is authorized to do so.

9. This Agreement shall not be binding upon LEGION unless it is duly executed by the National Commander or his authorized representative.

10. This Agreement shall be considered to have been made and executed in the State of Indiana and shall be interpreted and enforced in accordance with the laws of that State.

11. This Agreement shall be executed in four (4) counterparts, which shall constitute originals.

IN WITNESS WHEREOF, this Agreement has been executed and shall be effective immediately.

**CELESTIAL BURIAL CASE:**



By: ______________________

Joseph M. Stabile

Title: President & CEO

Date: 4/21/95

**THE AMERICAN LEGION:**



By: Harold L. Miller

Harold L. "Butch" Miller

Title: National Commander

Date: ______________________



Attest: ______________________
Robert W. Spanogle
National Adjutant

## Opinion re legality


# Paul J. Elias
## Attorney At Law



**33 East Pittsburgh Street ~ Suite # 8 ~ Greensburg, PA 15601**
**Telephone (724) 832-5777 Fax (724) 832-7358**


March 7, 2003

The Board of Directors of Celestial Life Planning, Inc.
33 East Pittsburgh Street
Suite 1
Greensburg, PA 15601

Re: Regulation A Offering Statement Under The Securities Act Of 1933

Dear Ladies and Gentlemen:

I have acted as counsel to Celestial Life Planning Inc., a corporation incorporated under the Laws of Pennsylvania (the "Corporation") in connection with the preparation of the Corporation's Regulation A Offering Statement (the "Registration Statement"), filed under the Securities Act of 1933, as amended (the "Securities Act"), for the registration of common shares (the "Common Shares") for sale by the Corporation. In connection with the opinions hereinafter expressed, I have conducted or caused to be conducted such searches, as I have considered necessary, advisable or relevant. I have also prepared or examined all such documents, corporate records of the Corporation, certificates of officers of the Corporation, and other materials, as I considered advisable or relevant. I have also examined such statutes, corporate and public records and other documents, and considered such matters of law, as I have deemed necessary as a basis for the opinions hereinafter expressed. For the purposes of the opinions set forth below, I have assumed, with respect to all documents examined by us, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic or original documents of all documents submitted to us as certified, conformed, telecopied or photo static copies and the legal capacity at all relevant times of any natural person signing any such document.

I am a lawyer qualified to carry on the practice of law in the State of Pennsylvania only. I express no opinion as to any laws, or matters governed by any laws, other than the laws of the State of Pennsylvania and the federal laws of the United States applicable therein as such laws exist on the date hereof.

Based upon and subject to the foregoing, I am of the opinion that:

(a) following the issue of such Common Shares and receipt of the consideration specified in the Registration Statement for the issue of such Common Shares, the Common Shares registered under the Registration Statement will be legally issued as fully paid and non-assessable shares.

I hereby consent to the reference to my firm under "Legal Matters" in the prospectus which constitutes a part of the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,



Paul J. Elias, Esquire

## Appointment of Agent for Service of Process

Mr. Paul Elias, Esq
33 E. Pittsburgh Street, Ste 8
Greensburg, PA 15601
(724) 832-5777

This space left blank, signature page is on the following page.

SIGNATURES:

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greensburg, State of Pennsylvania on March 10, 2003.

(Issuer) Celestial Life Planning, Inc.

(Signature) 
Joseph M. Stabile

(Title) President & CEO

(Date) March 10, 2003

This offering statement has been signed by the following persons in the capacities and on the dates indicated:

(Signature) 
Patricia M. Stabile

(Title) Treasurer

(Date) March 10, 2003

(Signature) 
Paul Elias

(Title) Secretary

(Date) March 10, 2003